CTS
CORPORATION

09010769

confidence through diversification



annual report 2008

corporate profile

CTS Corporation (NYSE: CTS) is an innovative designer and manufacturer of sensors and actuators, electronic components, and a leading provider of value-added electronics manufacturing services (EMS). Our sensors and actuators, and electronic components serve OEMs in the automotive, computer, industrial, medical and communications markets, while our EMS operations provide specialty solutions to customers throughout the medical, defense and aerospace, computer, industrial and communications markets. We have manufacturing operations located throughout North America, Europe and Asia.

For more information please visit us at:

www.ctscorp.com

our vision statement

We are a global, growth oriented sensors and actuators, electronic components, and services company, dedicated to delivering innovative solutions for a better, safer and healthier world.

our core values

Integrity

- We insist on integrity in everything we do and value doing the right thing.

Mutual Respect

- We listen to and learn from everyone.
- We treat everyone with dignity and fairness with equal opportunity to succeed for all.

Drive to Succeed

- We strive for excellence, relentlessly pursuing continuous improvement in our products and services, processes and capabilities.

contents







NAVY

In 2008, CTS Corporation proudly celebrated 112 years of innovation and achievement with the creation of the Heritage Room located at the Corporate Headquarters. This exhibit features the rich heritage of CTS and the story of its high quality products and growth since 1896.

financial highlights

(In thousands of dollars, except per share data)

For the Year	**2008**	2007	2006
Net sales	**$691,707**	$685,945	$655,614
Operating earnings	**30,830**	32,275	32,818
Net earnings	**29,886**	25,412	24,197
Average common shares outstanding – diluted	**37,864**	39,970	40,228
Per share data:			
Net earnings – diluted – Note D	**$0.81**	$0.66	$0.63
Dividends declared	**0.12**	0.12	0.12
Capital expenditures	**17,647**	16,058	15,787
At Year End			
Working capital	**$112,601**	$121,921	$101,939
Long-term debt (including current maturities)	**80,500**	72,000	60,821
Shareholders' equity	**277,178**	324,247	319,023
Equity per outstanding share	**8.22**	9.45	8.91

Net Sales
($ in Millions)



$700
600
500
400
300
200
100
0
2004 2005 2006 2007 2008

Net Earnings Per Common Share - Diluted



.90
.80
.70
.60
.50
.40
.30
.20
.10
0
2004 2005 2006 2007 2008

Return on Average Equity



10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0
2004 2005 2006 2007 2008

Net Cash Provided by Operations
($ in Millions)



$50
45
40
35
30
25
20
15
10
5
0
2004 2005 2006 2007 2008

message to our fellow shareholders



Vinod M. Khilnani
President and
Chief Executive Officer

2008 was a year in which CTS made substantial progress in developing new sources of growth, reducing business risk through customer and market diversification and streamlining our operations to lower cost structure and improve profit margins. A major "One CTS" initiative was launched to enhance collaboration between our businesses and capture additional synergies. We also launched a global Lean Six Sigma initiative to enhance product quality and reinvigorate the spirit of continuous improvement.

CTS started the year with a very strong first half, with sales and earnings increasing year over year 8% and 67%, respectively. The strong results were favorably impacted by our geographic diversification and increasing penetration in Asia, which helped offset some early weakness in the automotive, industrial and telecommunications markets. In the second half of the year, we began to see increasingly weak economic conditions across almost all of our customers and served

sensors

Pedal Module

EGR Sensor

Sensor and actuator products enhance the driving experience, while improving fuel economy.

Small Engine TPS



markets. Despite these challenges, CTS finished the year with increased sales, stronger net earnings and improved return on invested capital year over year, while managing to increase research and product development activities for future growth.

Diversification Through New Products and Penetration of New Markets and Customers

In 2008, we successfully launched several new highly engineered sensor and actuator products. Our strategy of broadening our sensors and actuator technology beyond automobiles and motorcycles to commercial applications and diesel engines gained traction. Thousands of hours of analytical and experimental validations developed a family of world-class smart actuators that will handle the heat and vibration in the emissions systems of a variety of diesel engine applications. Important relationships were established with some of the largest global diesel engine, construction and agricultural equipment providers. Our position with valve and other component suppliers is also important since original equipment manufacturers frequently look for system solutions versus a stand-alone component.

During the year we achieved 26 new sensor and actuator business awards and launched three new pedal assembly and two new sensor assembly lines. New market penetrations included: the Korean sensor market; the actuator market for commercial vehicles; Chinese commercial market for pedals; and sensor markets for pneumatic actuators. We also developed a new technology which enables us to launch next generation non-contacting hall effect rotary position sensors, as well as developed third generation pedal technology, which was instrumental in winning new business with one of our largest Japanese automotive customers.

A diversified global business model combined with a strong focus on operating excellence and balance sheet management is helping CTS reduce its risk profile and perform better in a challenging economic environment.

and actuators

Small engine throttle position sensors improve performance and reduce emissions.

Smart Actuator

Highly-engineered smart actuators improve diesel engine performance, providing new opportunities in larger commercial applications to drive future growth.





message to our fellow shareholders ...continued

On the Electronic Components front, CTS engineering capabilities coupled with successful customer collaboration resulted in a record 223 innovative communication infrastructure design wins in 2008. We launched new precision timing reference and ceramic monoblock filter technologies that are enabling the successful penetration into the rapidly growing, large Asian telecommunication equipment providers. Both of these technologies are patent protected and expected to provide CTS a competitive advantage. Our focused, collaborative engineering work with a number of leading companies in the communication infrastructure market resulted in a complex front-end filter module product family for the wireless base station market.

electronic



Mini-Joystick

CTS' new Mini-Joystick allows the wireless Zeemote® JS1™ controller to improve the playing of mobile games over cellphones via a Bluetooth® connection.


Sony Ericsson
MotoGP08
MOBILE
zeemote



Other new innovative products in the electronic components family include high dielectric piezoceramic materials for enhanced diagnostic imaging in critical ultrasound applications and one of the world's smallest mini-joysticks for a new wireless cell phone gaming application.

2008 CTS Sales by Market

Based on fourth quarter run rate



Communications 27%
Computer 10%
Defense and Aerospace 18%
Industrial 12%
Medical 8%
Other 6%
Automotive 19%

Our focus on exceeding customer expectations through quality and innovative product introductions, combined with a couple of accretive, synergistic acquisitions, allowed CTS to grow sales and earnings in 2008.

CTS was awarded a total of nine new U.S. patents in 2008, five in sensors and actuators and four in electronic components. In addition, during the year we filed 39 U.S. patent applications, with 20 in electronic components, 15 in sensor and actuator products, and four in electrocomponents. CTS now has a patent portfolio of 366 patents worldwide, with 228 active U.S. patents.

components

ectronic components products are perfectly ited for specialized applications, where erformance is critical.

Highly engineered electronic components provide reliability for wireless communication in remote areas of the world.





message to our fellow shareholders ...continued

Our EMS business in 2008 began offering design engineering services to existing and new customers. This initiative brings value-added services to customers as CTS engineers design a broad range of printed circuit board and mechanical assemblies for today's most advanced products. Customers benefit by having access to around-the-clock global design resources, thus reducing their product development cycle. Our highly experienced internal design teams bring a diverse, yet complementary range of skills to the customer engagement model.

CTS won 17 new EMS customers in 2008, most of which were in our target markets of defense and aerospace, industrial and medical. Our strategic focus on these markets is helping to improve profit margins and broaden our EMS customer base.

Supplementing our key objective of driving profitable growth through organic initiatives, our streamlined merger and acquisition process resulted in two strategic acquisitions in early 2008. We acquired Tusonix, a leader in the design and manufacture of ceramic EMI/RFI (electromagnetic and radio frequency interference) filters and capacitor assemblies serving the defense, industrial, instrumentation and telecommunications markets. This

electronics manu



Box Build

Complex custom components translate into clear wireless performance.



Defibrillator



Insulin Pump





acquisition will provide access to new markets for other CTS components, as well as add a new electronic component product family to CTS' portfolio to further penetrate our target markets. We also completed an accretive strategic acquisition of Orion Manufacturing to broaden our EMS customer base in our targeted markets, especially defense and aerospace.

Focus on Productivity Improvements and Lower Cost Structure

Early in 2008, we launched a series of initiatives under our "One CTS" program to lower our break-even revenue point by achieving synergies between our businesses and reducing our overall cost structure. At five locations around the world, operations were consolidated into fewer facilities. For example, newly acquired Orion was consolidated into existing West Coast operations and the New Hampshire EMS operations were consolidated into one of its two existing leased buildings. Tianjin, China EMS operations were moved into our larger owned facility from a building we were leasing. Other restructuring initiatives which started in the second half of 2008 have resulted in a 18% to 20% reduction in our global headcount. We also suspended our annual salary increases and 401K match in 2009 and implemented compensation rollbacks through temporary salary reductions or furloughs. These difficult actions necessitated by a global recession and our need to keep CTS competitive, have taken approximately $18 to $22 million dollars out of our cost structure in 2009.

acturing solutions

rving the medical market is just one of the many ys CTS contributes to keeping people healthy d active.



Bradley LRU

CTS is proud to supply key components for The Bradley A3 manufactured by BAE Systems, the most technologically advanced digital combat system deployed today.





message

to our fellow shareholders ...continued

In 2008, we re-energized our process improvement programs to leverage across CTS what was best in each business unit. The Company now has one coordinated Lean Six Sigma initiative across all our businesses. Over 100 employees were trained as six sigma green belts in 2008 with a goal to train an additional 400 green belts within two years. We have completed waste and energy reduction projects and will continue to leverage global resources in areas like procurement and new product introductions.

The Challenge Ahead

I am pleased with the progress we made in 2008. CTS has a diversified business model, a broad global footprint, a strong balance sheet, innovative technologies and dedicated employees. We are continuing to win market share as we penetrate new customers and launch new products. Our risk profile has been lowered by significantly diversifying our business model and reducing fixed costs. 2009 is a very challenging year for CTS, its customers, suppliers and the industries we serve. Our new business awards, new customers and products, and our competitive cost structure, combined with a strong balance sheet, have positioned us well to emerge stronger than ever when the global markets recover from the current recession.

Finally, I would like to thank our shareholders for their continued support, our Board of Directors for its counsel and direction, and our dedicated employees worldwide who are working hard to position CTS for a bright and vibrant future.

Vinod M. Khilnani
President and
Chief Executive Officer

April 24, 2009

Message from the Chairman:

The difference between corporate winners and losers is accentuated in this uncharted, challenging economic environment. The Board of Directors salutes Vinod and his management team for their leadership and proactive, tough actions to significantly reduce CTS' fixed cost structure, while staying focused on new product and business development. We encourage their efforts to emerge from this recession as a leaner, more competitive growth company.

After nearly 27 years as a Director of CTS, Gerald H. Frieling, Jr., is retiring from the Board as of this annual meeting. We thank Jerry for his many years of wise governance and wish him well in yet another retirement.

Roger R. Hemminghaus
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For Fiscal Year Ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 1-4639

CTS CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	35-0225010
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
905 West Boulevard North, Elkhart, IN	46514
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 574-523-3800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting stock held by non-affiliates of CTS Corporation, based upon the closing sales price of CTS common stock on June 29, 2008, was approximately $297 million. There were 33,747,763 shares of common stock, without par value, outstanding on February 20, 2009.

Documents Incorporated by Reference

(1) Portions of the 2008 Annual Report to shareholders are incorporated herein by reference in Parts I and II.

(2) Portions of the Proxy Statement to be filed for the annual meeting of shareholders to be held on or about May 27, 2009 are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

CTS Corporation ("CTS", "we", "our", "us" or "the Company") is a global manufacturer of electronic components and sensors and a supplier of electronics manufacturing services. CTS was established in 1896 as a provider of high-quality telephone products and was incorporated as an Indiana corporation in February 1929. The principal executive offices are located in Elkhart, Indiana.

We design, manufacture, assemble, and sell a broad line of electronic components and sensors and provide electronics manufacturing services primarily to original equipment manufacturers ("OEMs"), for the automotive, computer, communications, medical, industrial, and defense and aerospace markets. We operate manufacturing facilities located throughout North America, Asia, and Europe and serve major markets globally. Sales and marketing are accomplished through our sales engineers, independent manufacturers' representatives, and distributors.

SEGMENTS AND PRODUCTS BY MAJOR MARKETS

We have two reportable segments: 1) Electronics Manufacturing Services ("EMS") and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally, for some customers, we provide full turnkey manufacturing and completion including design, bill-of-material management, logistics, and repair.

Products from the EMS segment are principally sold in the communications, computer, medical, industrial, and defense and aerospace OEM markets. Other smaller markets include OEM customers in consumer electronics, instruments and controls, and networking. Products from the Components and Sensors segment are principally sold in the automotive and communications OEM markets. Other smaller markets include computer, medical, and defense and aerospace.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; components used in computer and other high-speed applications, switches, resistor networks, and potentiometers used to serve multiple markets; and fabricated piezoelectric materials and substrates used primarily in medical, industrial and defense and aerospace markets.

The following tables provide a breakdown of net sales by segment and market as a percent of consolidated net sales:

	EMS			Components & Sensors			Total		
(As a % of consolidated net sales)	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Markets									
Automotive	**—%**	—%	—%	**25%**	26%	25%	**25%**	26%	25%
Communications	**16%**	14%	16%	**7%**	5%	6%	**23%**	19%	22%
Computer	**12%**	19%	24%	**2%**	1%	2%	**14%**	20%	26%
Medical	**6%**	5%	6%	**1%**	1%	1%	**7%**	6%	7%
Industrial	**12%**	14%	7%	**—%**	—%	—%	**12%**	14%	7%
Defense and Aerospace	**11%**	7%	5%	**1%**	1%	—%	**12%**	8%	5%
Other	**1%**	—%	1%	**6%**	7%	7%	**7%**	7%	8%
% of consolidated net sales	**58%**	59%	59%	**42%**	41%	41%	**100%**	100%	100%

Net sales to external customers, segment operating earnings, total assets by segment, net sales by geographic area, and long-lived assets by geographic area, are contained in Note M, "Segments", appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2), which is incorporated herein by reference.

General market conditions in the global automotive, communications, computer, medical, industrial, and defense and aerospace markets and in the overall economy affect our business. Any adverse occurrence that results in a significant decline in the volume of sales in the related industries, or in an overall downturn in the business and operations of our customers in these industries, could have a material adverse effect on our business, financial condition, and results of operations.

The following table identifies major products by their segment and markets. Many products are sold into several OEM markets:

Product Description	Automotive Market	Communications Market	Computer Market	Medical Market	Industrial Market	Defense and Aerospace Market	Other Markets
EMS:							
Integrated Interconnect Systems and Backpanels, including Final Assembly and Test		●	●	●	●	●	●
Complex Printed Circuit Board Assemblies		●	●	●	●	●	●
COMPONENTS AND SENSORS:							
Ceramic Filters and Duplexers	●	●				●	●
Quartz Crystals, Clocks, Precision Oscillators and Frequency Modules		●	●				●
Sensors and Actuators	●						●
Resistor Networks		●	●		●		●
DIP Switches and Potentiometers		●	●		●		●
Piezoelectric and Piezoceramics Products				●	●	●	●
Electromagnetic Interference and Radio Frequency Interference Filters	●	●			●	●	

MARKETING AND DISTRIBUTION

Sales and marketing to OEMs, for both segments, is accomplished through our sales engineers, independent manufacturers' representatives, and distributors. We maintain sales offices in China, Japan, Scotland, Singapore, Taiwan, and the United States. Approximately 88% of 2008 net sales were attributable to coverage by our sales engineers.

Our sales engineers generally service the largest customers with application specific products. The engineers work closely with major customers in designing and developing products to meet specific customer requirements.

We utilize the services of independent manufacturers' representatives in the United States and other countries for customers not serviced directly by our sales engineers for both of our segments. Independent manufacturers' representatives receive commissions from CTS. During 2008, approximately 10% of net sales were attributable to coverage by independent manufacturers' representatives. We also use independent distributors in our Components and Sensors segment. Independent distributors purchase component and sensor products from CTS for resale to customers. In 2008, independent distributors accounted for approximately 2% of net sales.

RAW MATERIALS

We utilize a wide variety of raw materials and purchased parts in our manufacturing processes. The following are the most significant raw materials and purchased parts, identified by segment:

EMS: Power supplies and converters, prefabricated steel, printed circuit boards, passive electronic components and semiconductors, integrated circuits, connectors, cables, and modules.

Components and Sensors: Conductive inks and contactors which contain precious metals (primarily silver and palladium), passive electronic components, integrated circuits and semiconductors, rare earth materials (for ceramic compositions), ceramic components, plastic components, molding compounds, printed circuit boards and assemblies, quartz blanks and crystals, wire harness assemblies, copper, brass, and steel-based raw materials and components.

These raw materials are purchased from several vendors, and, except for certain semiconductors, rare earth materials, and conductive inks, we do not believe we are dependent upon one or a limited number of vendors. Although we purchase all of our semiconductors, rare earth materials, and conductive inks from a limited number of vendors, alternative sources are available. In 2008, substantially all of these materials were available in adequate quantities to meet our production demands.

We do not currently anticipate any raw material shortages that would slow production. However, the lead times between the placement of orders for certain raw materials and purchased parts and actual delivery to CTS may vary. Occasionally we may need to order raw materials in greater quantities and at higher than optimal prices to compensate for the variability of lead times for delivery.

Precious metal prices may have a significant effect on the cost and selling price of many CTS products, particularly some ceramic filters, sensors, resistor networks, and switches.

PATENTS, TRADEMARKS, AND LICENSES

We maintain a program of obtaining and protecting U.S. and non-U.S. patents relating to products which we have designed and manufactured, as well as processes and equipment used in our manufacturing technology. We were issued nine new U.S. patents and two non-U.S counterpart patents in 2008 and currently hold in excess of 225 U.S. patents and 137 non-U.S. counterpart patents. Patents have a greater impact on the Components and Sensors segment than on the EMS segment, which does not rely significantly on any patent. We have eight registered U.S. trademarks and 18 foreign counterparts. We do not believe that our success is materially dependent on the existence or duration of any patent, group of patents, or trademarks.

We have licensed the right to use several of our patents to both U.S. and non-U.S. companies. In 2008, license and royalty income was less than 1% of net sales. We believe our success is not materially dependent upon any licensing arrangement where we are either the licensor or licensee.

MAJOR CUSTOMERS

Our 15 largest customers represented 53%, 59%, and 61% of net sales in 2008, 2007, and 2006, respectively. Sales to Hewlett-Packard Company amounted to 11% of net sales in 2008, 17% of net sales in 2007, and 22% of net sales in 2006.

EMS segment revenues from Hewlett-Packard Company represented $76.8 million, or 19%, $117.2 million, or 29%, and $143.2 million, or 37%, of the segment's sales in 2008, 2007, and 2006, respectively.

The Company continues to broaden its customer base. Changes in the level of our customers' orders have, in the past, had a significant impact on our operating results. If a major customer reduces the amount of business it does with us, or substantially changes the terms of that business, there could be an adverse impact on our operating results.

Additionally, we expect to continue to depend on sales to our major customers. Because our customers are under no obligation to continue to do business with us on a long-term basis, there is always the possibility that one or more customers may choose to work with a competitor and reduce their business with us. Customers may also reduce or delay their business with us because of economic or other conditions or decisions that reduce their need for our products or services. Since it is difficult to replace lost business on a timely basis, it is likely that our operating results would be adversely affected if one or more of our major customers were to cancel, delay, or reduce a large amount of business with us in the future. If one or more of our customers were to become insolvent or otherwise unable to pay for our products and/or services, our operating results, financial condition, and cash flows could be adversely affected.

ORDER BACKLOG

Order backlog may not provide an accurate indication of present or future revenue levels for the Company. For many components and sensors and EMS products, the period between receipt of orders and expected delivery is relatively short. Additionally, large orders from major customers may include backlog covering an extended period of time. Production scheduling and delivery for these orders could be changed or canceled by the customer on relatively short notice.

The following table shows order backlog by segment and in total as of January 25, 2009, and January 27, 2008.

($ in millions)	January 25, 2009	January 27, 2008
EMS	$52.3	$ 70.7
Components and Sensors	27.7	65.2
Total	$80.0	$135.9

Order backlog as of January 25, 2009 will generally be filled during the 2009 fiscal year.

COMPETITION

In the EMS segment, we compete with a number of well-established U.S. and non-U.S. manufacturers on the basis of process capability, price, technology, quality, reliability, and delivery in the markets in which we participate. Some of our competitors have greater manufacturing and financial resources than CTS. However, we do not generally pursue extremely high volume, highly price sensitive business, as some of our larger competitors do.

In the Components and Sensors segment, we compete with many U.S. and non-U.S. manufacturers principally on the basis of product features, price, technology, quality, reliability, delivery, and service. Most of our product lines encounter significant global competition. The number of significant competitors varies from product line to product line. No one competitor competes with us in every product line, but many competitors are larger and more diversified than CTS. Some competitors are also our customers for components and sensors and EMS products.

In both the EMS and Components and Sensors segments, some customers have reduced or plan to reduce their number of suppliers, while increasing the volume of their purchases. Most customers are demanding higher quality, reliability, and delivery standards from us as well as our competitors. These trends create opportunities for us, but also increase the risk of loss of business to competitors. We are subject to competitive risks that represent the nature of the electronics industry, including short product life cycles and technical obsolescence.

We believe we compete most successfully in custom products manufactured to meet specific applications of major OEMs and with EMS products oriented toward high mix and low to medium volume outsourcing needs of OEMs.

NON-U.S. REVENUES

In 2008, 53% of net sales to external customers originated from non-U.S. operations compared to 61% in 2007 and 60% in 2006. At December 31, 2008 and 2007, approximately 40% of total assets were located at non-U.S. operations. A substantial portion of these assets, other than cash and equivalents, cannot readily be liquidated. We believe the business risks to our non-U.S. operations, though substantial, are normal risks for non-U.S. businesses. These risks include currency controls and changes in currency exchange rates, longer collection cycles, political and transportation risks, economic downturns and inflation, government regulations and expropriation. Our non-U.S. manufacturing facilities are located in Canada, China, Czech Republic, Mexico, Scotland, Singapore, Taiwan, and Thailand.

Net sales to external customers originating from non-U.S. operations for the EMS segment were $144.5 million in 2008, compared to $201.0 million in 2007, and $211.0 million in 2006. Net sales to external customers originating from non-U.S. operations for the Components and Sensors segment were $233.8 million in 2008 compared to $215.0 million in 2007, and $181.5 million in 2006. Additional information about net sales to external customers, operating earnings and total assets by segment, and net sales to external customers and long-lived assets by geographic area, is contained in Note M, "Segments", appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2); which is incorporated herein by reference.

RESEARCH AND DEVELOPMENT ACTIVITIES

In 2008, we spent $18.3 million for research and development. We spent $15.9 million for research and development in 2007 and the same amount in 2006. Ongoing research and development investment continues in the Components and Sensors segment.

Our research and development activities are primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

We believe a strong commitment to research and development is required for future growth in the Components and Sensors segment. Most of our research and development activities relate to developing new, innovative products and technologies, improving product flow, and adding product value to meet the current and future needs of our customers. We provide our customers with full systems support to ensure quality and reliability through all phases of design, launch, and manufacturing to meet or exceed customer requirements. Many such research and development activities benefit one or a limited number of customers or potential customers. All research and development costs are expensed as incurred.

EMPLOYEES

We employed 5,044 people at December 31, 2008, with 74% of these people outside the United States. Approximately 114 employees at one location in the United States were covered by two collective bargaining agreements as of December 31, 2008. One agreement, which covers 80 employees, is scheduled to expire in 2015 and the other, which covers 34 employees, is scheduled to expire in 2013. We employed 4,746 people at December 31, 2007.

ADDITIONAL INFORMATION

We are incorporated in the State of Indiana. Our principal corporate office is located at 905 West Boulevard North, Elkhart, Indiana 46514.

Our Internet address is http://www.ctscorp.com. We make available through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC").

Further, a copy of this annual report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

Item 1A. Risk Factors

The following are certain risk factors that could affect our business, financial condition and operating results. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and condition to differ materially from those projected in forward-looking statements. Before you invest in CTS, you should know that making such an investment involves some risks, including the risks described below. The risks that are highlighted below are not the only ones that we face. If any of the following risks actually occur, our business, financial condition or operating results could be negatively affected.

Continuing global economic uncertainty and a constricted credit market may affect our results of operations and our ability to obtain capital.

The global economy is in poor condition. Markets have experienced increased volatility and future business conditions are uncertain. During the past year, we have experienced stock price volatility. In addition, many of our customers, particularly those served by our Components and Sensors segment, have experienced rapid deterioration in demand for their products. As a result, demand for our products has decreased and customers have delayed delivery dates into the future. Credit difficulties and economic contraction have especially affected our automotive customers, who have in quick succession been exposed to an abrupt shift in demand for smaller vehicles, a precipitous decline in overall vehicle sales, declining stock prices, and the unavailability of credit to fund ongoing capital needs and facilitate consumers' vehicle purchases. If the current conditions continue, reduced demand for our products may cause an excess of manufacturing capacity and staffing costs, reducing gross margins and operating earnings until reductions are made to meet new demand levels. In the event a major automotive customer, or any large customer, were to become insolvent, contracts may be canceled and we may not be paid in full or at all for products already delivered. Our business, financial condition and operating earnings may be materially and adversely affected by such events.

In the event we need capital in excess of the limits of our existing credit facility, credit may be difficult to obtain or unreasonably expensive due to the current state of the markets. The unavailability of reasonably priced credit may affect our ability to make strategic acquisitions, finance operations, or otherwise operate our business. Further, tight credit markets may require us to employ other means to raise capital, such as the issuance of debt, the sale of equity, or the suspension of payment of dividends to shareholders.

Continuing losses in the stock market could negatively impact pension asset returns and ultimately cash flow due to possible required contributions in the future.

We make a number of assumptions relating to our pension plans in order to measure the financial position of the plans and the net periodic benefit cost. The most significant assumptions relate to the discount rate, the expected long term return on plan assets and the rate of future compensation increase. If these assumptions prove to be significantly different then we may need to record additional expense relating to the pension plans which could have a material effect on our results of operations and could require cash contributions to fund future pension payments.

Because we currently derive a significant portion of our revenues from a small number of customers, any decrease in orders from these customers could have an adverse effect on our business, financial condition and operating results.

We depend on a small number of customers for a large portion of our business, and changes in the level of our customers' orders have, in the past, had a significant impact on our results of operations. Our 15 largest customers represent a substantial portion of our sales, approximately 53% of net sales in 2008, 59% of net sales in 2007, and 61% of net sales in 2006. Our largest customer is Hewlett-Packard Company, which represented approximately 11% of our net sales in 2008. If a major customer significantly cancels, delays or reduces the amount of business it does with us, there could be an adverse effect on our business, financial condition and operating results. Such an adverse effect would likely be material if one of our largest customers significantly reduces its amount of business. Significant pricing and margin pressures exerted by a key customer could also materially adversely affect our operating results. In addition, we generate significant accounts receivable from sales to our major customers. If one or more of our largest customers were to become insolvent or otherwise unable to pay or were to delay payment for services, our business, financial condition and operating results could be materially adversely affected.

Negative or unexpected tax consequences could adversely affect our results of operations.

Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to changes in our valuation allowances against deferred tax assets and other tax accruals that could materially and adversely affect our results of operations.

Several countries in which we are located allow for tax incentives to attract and retain business. These tax incentives expire over various periods and are subject to certain conditions with which we expect to comply. Our taxes could increase if certain tax incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. In addition, further acquisitions or divestitures may cause our effective tax rate to increase.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

We are subject to intense competition in the EMS industry.

We compete against many providers of electronics manufacturing services. Some of our competitors have substantially greater manufacturing and financial resources and in some cases have more geographically diversified international operations than we do. Our competitors, such as Benchmark Electronics, Inc., and Sanmina-SCI Corporation, include both large global EMS providers and smaller EMS companies that often have a regional, product, service or industry specific focus. We also face competition from the manufacturing operations of our current and future OEM customers, which may elect to manufacture their own products internally rather than outsource the manufacturing to EMS providers. In addition, we could face competition in the future from other large global EMS providers, such as Celestica, Inc., Flextronics International Ltd. and Jabil Circuit, Inc., which currently provide services to some of our largest customers for different products, as well as competition from smaller EMS companies such as Plexus Corp. and LaBarge, Inc. We may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with significant offshore facilities located where labor and other costs are lower. Competition may intensify further if more companies enter the markets in which we operate. Our failure to compete effectively could materially adversely affect our business, financial condition and operating results.

We may be unable to compete effectively against competitors in our Components and Sensors segment.

Our Components and Sensors segment operates in highly competitive industries that are characterized by price erosion and rapid technological change. We compete against many domestic and foreign companies, some of which have substantially greater manufacturing, financial, research and development and marketing resources than we do. If any customer becomes dissatisfied with our prices, quality or timeliness of delivery, among other things, it could award future business or even move existing business to our competitors. Moreover, some of our customers could choose to manufacture and develop particular products themselves rather than purchase them from us. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could materially adversely affect our business, financial condition and operating results. These developments may materially adversely affect our ability to compete against these competitors. We cannot assure you that our products will continue to compete successfully with our competitors' products, including OEMs, many of which are significantly larger than we are and have greater financial and other resources.

We may be unable to keep pace with rapid technological changes that could make some of our products or processes obsolete before we realize a return on our investment.

The technologies relating to some of our products have undergone, and are continuing to undergo, rapid and significant changes. Specifically, end markets for electronic components and assemblies are characterized by technological change, frequent new product introductions and enhancements, changes in customer requirements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable before we can recover any or all of our research, development and commercialization expenses on capital investments. Furthermore, the life cycles of our products and the products we manufacture for others vary, may change and are difficult to estimate.

We cannot provide assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements or that our new products or product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If we are unable, for technological or other reasons, to develop and market new products or product enhancements in a timely and cost-effective manner, our business, financial condition and operating results could be materially adversely affected.

Our customers have canceled, and may in the future cancel, their orders, change production quantities or locations or delay production.

We generally do not obtain firm, long-term purchase commitments from our customers, and have often experienced reduced lead times in customer orders. Customers cancel their orders, change production quantities and delay production for a number of reasons. Uncertain economic and geopolitical conditions have resulted, and may continue to result, in some of our customers delaying the delivery of some of the products we manufacture for them and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products we manufacture, as well as by causing a delay in the recovery of our expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins.

In addition, customers may require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers may result in inefficiencies and costs due to resulting excess capacity and overhead at one facility and capacity constraints and the inability to fulfill all orders at another. In addition, we make significant decisions, including determining the levels of orders that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the changes in demand for their products reduce our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. Anticipated orders may not materialize and delivery schedules may be deferred as a result of changes in demand for our products or our customers' products. We often increase staffing and capacity, and incur other expenses to meet the anticipated demand of our customers, which cause reductions in our gross margins if customer orders are delayed or canceled. On occasion, customers require rapid increases in production, which may stress our resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed over the short term, a reduction in customer demand harms our gross margin and operating income until such time as adjustments can be made to activity or operating levels and structural costs.

We sell products to customers in cyclical industries, which are subject to significant downturns that could materially adversely affect our business, financial condition and operating results.

We sell products to customers in cyclical industries, which have experienced economic and industry downturns. These markets for our electronic components and sensors and EMS products have softened in the past and may again soften in the future. We may face reduced end-customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and other factors that could adversely affect our results of operations in the near term. We cannot predict whether we will achieve profitability in future periods.

Because we derive a substantial portion of our revenues from customers in the automotive, computer and communications industries, we are susceptible to trends and factors affecting those industries.

Net sales to the automotive, computer and communications industries represent a substantial portion of our revenues. Factors negatively affecting these industries and the demand for products also negatively affect our business, financial condition and operating results. Any adverse occurrence, including industry slowdown, recession, political instability, costly or constraining regulations, armed hostilities, terrorism, excessive inflation, prolonged disruptions in one or more of our customers' production schedules or labor disturbances, that results in significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could materially adversely affect our business, financial condition and operating results. Also, the automotive industry is generally highly unionized and some of our customers have, in the past, experienced labor disruptions. Furthermore, the automotive industry is highly cyclical in nature and sensitive to changes in general economic conditions, consumer preferences and interest rates. These concerns are particularly heightened during the current economic crisis. Consumer demand for automobiles has weakened precipitously, consequently affecting demand for the products we sell to automobile manufacturers and their suppliers. Further, some of our automotive customers are at risk financially and have appealed to governmental authorities for financial assistance. It is unknown at this time whether these automotive manufacturers will be given adequate financial assistance to sustain their ability to continue in business. The insolvency of one or more automotive manufacturers may result in the failure to receive payment in full for products sold and an abrupt cancellation in demand for certain products. Furthermore, it is unknown when credit markets may ease, and consumer demand for automobiles will rebound. Continued weakness in auto demand, the insolvency of automobile manufacturers or their suppliers, and continuing constriction of credit markets may negatively and materially affect our facility utilization, cost structure, financial condition, and operating results.

Products we manufacture may contain design or manufacturing defects that could result in reduced demand for our products or services and liability claims against us.

Despite our quality control and quality assurance efforts, defects may occur in the products we manufacture due to design or manufacturing errors or component failure. Product defects may result in delayed shipments and reduced demand for our products. We may be subject to increased costs due to warranty claims on defective products. Product defects may result in product liability claims against us where defects cause, or are alleged to cause, property damage, bodily injury or death. As we more deeply penetrate the medical device manufacturing market, the risk of exposure to products liability litigation increases. We may be required to participate in a recall involving products which are, or are alleged to be, defective. We carry insurance for certain legal matters involving product liability, however, we do not have coverage for all costs related to product defects and the costs of such claims, including costs of defense and settlement, may exceed our available coverage.

We are exposed to fluctuations in foreign currency exchange rates that have adversely affected, and may continue to adversely affect, our business, financial condition and operating results.

We transact business in various foreign countries. We present our consolidated financial statements in U.S. dollars, but a portion of our revenues and expenditures are transacted in other currencies. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the U.S. dollar. Volatility in the exchange rates between the foreign currencies and the U.S. dollar could harm our business, financial condition and operating results. Furthermore, to the extent we sell our products in foreign markets, currency fluctuations may result in our products becoming too expensive for foreign customers.

Our operating results vary significantly from period to period.

We experience fluctuations in our operating results. Some of the principal factors that contribute to these fluctuations are: changes in demand for our products; our effectiveness in managing manufacturing processes, costs and timing of our component purchases so that components are available when needed for production, while mitigating the risks of purchasing inventory in excess of immediate production needs; the degree to which we are able to utilize our available manufacturing capacity; changes in the cost and availability of components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules; general economic and served industry conditions; local conditions and events that may affect our production volumes, such as labor conditions and political instability.

In addition, due to the significant differences in the operating income margins in our two reporting segments, the mix of sales between our Components and Sensors segment and our EMS segment affect our operating results from period to period.

We face risks relating to our international operations.

Because we have significant international operations, our operating results and financial condition could be materially adversely affected by economic, political, health, regulatory and other factors existing in foreign countries in which we operate. Our international operations are subject to inherent risks, which may materially adversely affect us, including: political and economic instability in countries in which our products are manufactured; expropriation or the imposition of government controls; changes in government regulations; export license requirements; trade restrictions; earnings expatriation restrictions; exposure to different legal standards; less favorable intellectual property laws; health conditions and standards; currency controls; fluctuations in exchange rates; increases in the duties and taxes we pay; high levels of inflation or deflation; greater difficulty in collecting accounts receivable and longer payment cycles; changes in labor conditions and difficulties in staffing and managing our international operations; limitations on insurance coverage against geopolitical risks, natural disasters and business operations; communication among and management of international operations. In addition, these same factors may also place us at a competitive disadvantage to some of our foreign competitors.

Furthermore, because a significant portion of our products are manufactured in Asia, including China, Singapore, Thailand and Taiwan, any conflict or uncertainty in these countries, including public health or safety concerns, could have a material adverse effect on our business, financial condition and operating results.

We may restructure our operations, which may materially adversely affect our business, financial condition and operating results.

In September 2008, we initiated certain restructuring actions to transfer and consolidate certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008, with all expected charges recorded.

We may incur restructuring and impairment charges in the future if circumstances warrant. If we restructure our operations in the future and are unsuccessful in implementing restructuring plans, we may experience disruptions in our operations and higher ongoing costs, which may materially adversely affect our business, financial condition and operating results.

We may explore acquisitions that complement or expand our business as well as divestitures of various business operations. We may not be able to complete these transactions and these transactions, if executed, may pose significant risks and may materially adversely affect our business, financial condition and operating results.

We intend to explore opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or product lines or that might otherwise offer us growth opportunities. We may have difficulty finding these opportunities or, if we do identify these opportunities, we may not be able to complete the transactions for reasons including a failure to secure financing. Any transactions that we are able to identify and complete may involve a number of risks, including: the diversion of management's attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture; possible adverse effects on our operating results during the integration process; difficulties managing and integrating operations in geographically dispersed locations; increases in our expenses and working capital requirements, which reduce our return on invested capital; exposure to unanticipated liabilities of acquired companies; and our possible inability to achieve the intended objectives of the transaction. In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies. In addition, future acquisitions may result in dilutive issuances of equity securities or the incurrence of additional debt. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

We have in the past, and may in the future, consider divesting certain business operations. Divestitures may involve a number of risks, including the diversion of management's attention, significant costs and expenses, the loss of customer relationships and cash flow, and the disruption of operations in the affected business. Failure to timely complete or consummate a divestiture may negatively affect valuation of the affected business or result in restructuring charges.

If we are unable to protect our intellectual property or we infringe, or are alleged to infringe, on another person's intellectual property, our business, financial condition and operating results could be materially adversely affected.

The success of our business depends, in part, upon our ability to protect trade secrets, copyrights and patents, obtain or license patents and operate without infringing on the intellectual property rights of others. We rely on a combination of trade secrets, copyrights, patents, nondisclosure agreements and technical measures to protect our proprietary rights in our products and technology. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. In addition, the laws of some foreign countries in which we operate do not protect our proprietary rights to the same extent as do the laws of the United States. Although we continue to evaluate and implement protective measures, there can be no assurance that these efforts will be successful. Our inability to protect our intellectual property rights could diminish or eliminate the competitive advantages that we derive from our technology, cause us to lose sales or otherwise harm our business.

We believe that patents will continue to play an important role in our business. However, there can be no assurance that we will be successful in securing patents for claims in any pending patent application or that any issued patent will provide us with any competitive advantage. We also cannot provide assurance that the patents will not be challenged by third parties or that the patents of others will not materially adversely affect our ability to do business.

We may become involved in litigation in the future to protect our intellectual property or because others may allege that we infringed on their intellectual property. These claims and any resulting lawsuit could subject us to liability for damages and invalidate our intellectual property rights. If an infringement claim is successfully asserted by a holder of intellectual property rights, we may be required to cease marketing or selling certain products, pay a penalty for past infringement and spend significant time and money to develop a non-infringing product or process or to obtain licenses for the technology, process or information from the holder. We may not be successful in the development of a non-infringing alternative, or licenses may not be available on commercially acceptable terms, if at all, in which case we may lose sales and profits. In addition, any litigation could be lengthy and costly and could materially adversely affect us even if we are successful in the litigation.

We may experience shortages and increased costs of raw material and required electronic components.

In the past, from time to time, there have been shortages in certain raw materials used in the manufacture of our components and sensors and certain electronic components purchased by us and incorporated into assemblies and subassemblies. Unanticipated raw material or electronic component shortages may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a shortfall in revenue, increase our costs and adversely affect our relationship with affected customers and our reputation as a reliable service provider. We may be required to pay higher prices for raw materials or electronic components in short supply and order these raw materials or electronic components in greater quantities to compensate for variable delivery times. We may also be required to pay higher prices for raw materials or electronic components due to inflationary trends regardless of supply. As a result, raw material or electronic component shortages and price increases could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased costs.

Loss of our key management and other personnel, or an inability to attract key management and other personnel, could materially affect our business.

We depend on our senior executive officers and other key personnel to run our business. We do not have long-term retention contracts with our key personnel. The loss of any of these officers or other key personnel could adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is at times intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products.

We are subject to a variety of environmental laws and regulations that expose us to potential financial liability.

Our operations are regulated by a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. Compliance with environmental laws is a major consideration for us because we use hazardous materials in our manufacturing processes. If we violate environmental laws or regulations, we could be held liable for substantial fines, damages, and costs of remedial actions. Our environmental permits could also be revoked or modified, which could require us to cease or limit production at one or more of our facilities, thereby materially adversely affecting our business, financial condition and operating results. Environmental laws and requirements have generally become more stringent over time and could continue to do so, imposing greater compliance costs and increasing risks and penalties associated with any violation, which also could materially affect our business, financial condition and operating results.

In addition, because we are a generator of hazardous wastes, even if we fully comply with applicable environmental laws and requirements, we may be subject to financial exposure for costs, including costs of investigation and any remediation, associated with contaminated sites at which hazardous substances from our operations have been stored, treated or disposed of. We may also be subject to exposure for such costs at sites that we currently own or operate or formerly owned or operated. Such exposure may be joint and several, so that we may be held responsible for more than our share of the contamination or even for the entire contamination.

We have been notified by the Environmental Protection Agency, state environmental agencies and, in some cases, generator groups that we are or may be a potentially responsible party regarding hazardous substances at several sites not owned or operated by us, as well as several sites that we own. Although we estimate our potential liability with respect to environmental violations or alleged violations and other environmental liabilities and reserves for such matters, we cannot assure you that our reserves will be sufficient to cover the actual costs that we incur as a result of these matters. We also cannot assure you that additional contamination will not be found in the future, either at sites currently known to us or at other sites. Any liability we may have for such matters could materially adversely affect our business, financial condition and operating results.

Our indebtedness may adversely affect our financial health.

As of December 31, 2008, our debt balance was $80.5 million, consisting of $32.5 million of 2.125% convertible senior subordinated notes and $48.0 million of borrowings under our revolving credit facility. The level of our indebtedness could, among other things: increase our vulnerability to general economic and industry conditions, including recessions; require us to use cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures, research and development efforts and other expenses; limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; place us at a competitive disadvantage compared to competitors that have less indebtedness; limit our ability to borrow additional funds that may be needed to operate and expand our business.

Our credit facility and the indenture governing our convertible subordinated notes contain provisions that could materially restrict our business.

Our credit facility contains a number of significant covenants that, among other things, limit our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; make capital expenditures; and engage in certain transactions with our subsidiaries and affiliates. Under our credit facility, we are required to meet certain financial ratios. In addition, the indenture governing our 2.125% convertible senior subordinated notes provides for an adjustment of the conversion rate if we pay dividends over a certain amount or make other distributions on capital stock and limits our ability to engage in mergers or consolidations.

The restrictions contained in our credit facility and in the indenture governing our convertible subordinated notes could limit our ability to plan for or react to market conditions or meet capital needs or could otherwise restrict our activities or business plans. These restrictions could adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that could be in our interests.

Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our credit facility, the indenture governing our convertible subordinated notes, or documents governing any other existing or future indebtedness. A default, if not cured or waived, may permit acceleration of our indebtedness. In addition, our lenders could terminate their commitments to make further extensions of credit under our credit facility. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds to pay the accelerated indebtedness or that we will have the ability to refinance accelerated indebtedness on terms favorable to us or at all.

Ineffective internal controls over financial reporting may harm our business in the future.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 ("the Act"). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness. The identification of material weaknesses in internal control over financial reporting, if any, could indicate a lack of proper controls to generate accurate financial statements. Further, our internal control effectiveness may be impacted if we are unable to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of February 23, 2009, we had manufacturing facilities, administrative, research and development and sales offices in the following locations:

Manufacturing Facilities	Square Footage	Owned/Leased	Segment
Albuquerque, New Mexico	91,000	Leased	Components and Sensors
Ayutthya, Thailand	40,000	Owned[1]	EMS
Elkhart, Indiana	319,000	Owned	Components and Sensors
Glasgow, Scotland	75,000	Owned	Components and Sensors and EMS
Glasgow, Scotland	37,000	Leased	Components and Sensors and EMS
Kaohsiung, Taiwan	133,000	Owned[2]	Components and Sensors
Londonderry, New Hampshire	73,000	Leased	EMS
Matamoros, Mexico	51,000	Owned	Components and Sensors and EMS
Moorpark, California	115,500	Leased	EMS
Nogales, Mexico	67,000	Leased	Components and Sensors
Ostrava, Czech Republic	60,000	Leased	Components and Sensors
San Jose, California	78,800	Leased	EMS
Singapore	159,000	Owned[3]	Components and Sensors and EMS
Streetsville, Ontario, Canada	112,000	Owned	Components and Sensors
Tianjin, China	225,000	Owned[4]	Components and Sensors and EMS
Tucson, Arizona	48,000	Owned	Components and Sensors
Zhongshan, China	72,400	Leased	Components and Sensors
Total manufacturing	1,756,700		

(1) The land and building are collateral for a credit facility.

(2) Ground lease through 2017; restrictions on use and transfer apply.

(3) Ground lease through 2039; restrictions on use and transfer apply.

(4) Land Use Rights Agreement through 2050 includes transfer, lease and mortgage rights.

Non-Manufacturing Facilities	Square Footage	Owned/Leased	Description	Segment
Berne, Indiana	249,000	Owned	Leased to tenant	Components and Sensors
Bloomingdale, Illinois	110,000	Leased	Administrative offices and research	Components and Sensors
Brownsville, Texas	85,000	Owned	Idle facility/partially sublet	Components and Sensors
Burbank, California	9,200	Owned	Idle facility	Components and Sensors
Burbank, California	2,900	Leased	Idle facility	Components and Sensors
Elkhart, Indiana	93,000	Owned	Administrative offices and research	Components and Sensors and EMS
Kowloon, Hong Kong	800	Leased	Sales office	Components and Sensors
Nagoya, Japan	800	Leased	Sales office	Components and Sensors
Poway, California	45,000	Leased	Sublet to tenant	EMS
Sandwich, Illinois	94,000	Owned	Idle facility	Components and Sensors
Shanghai, China	1,700	Leased	Sales office	Components and Sensors
Southfield, Michigan	1,700	Leased	Sales office	Components and Sensors
Taipei, Taiwan	1,400	Leased	Sales office	Components and Sensors
Yokohama, Japan	1,400	Leased	Sales office	Components and Sensors
Total non-manufacturing	695,900			

We regularly assess the adequacy of our manufacturing facilities for manufacturing capacity, available labor, and location to our markets and major customers. Management believes our manufacturing facilities are suitable and adequate, and have sufficient capacity to meet our current needs. The extent of utilization varies from plant to plant and with general economic conditions. We also review the operating costs of our facilities and may from time-to-time relocate or move a portion of our manufacturing activities in order to reduce operating costs and improve asset utilization and cash flow.

Item 3. Legal Proceedings

Certain processes in the manufacture of our current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. We have been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that we are or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, we have an ongoing practice of providing reserves for probable remediation activities at certain of our manufacturing locations and for claims and proceedings against us with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect our consolidated financial position, results of operations, or cash flows.

Certain claims are pending against us with respect to matters arising out of the ordinary conduct of our business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been accrued or the ultimate anticipated costs will not materially affect our consolidated financial position, results of operations, or cash flows.

During 2007, we were informed that the SEC is conducting an informal inquiry relating to the 2006 accounting misstatements of our Moorpark and Santa Clara, California manufacturing facilities. We are in full cooperation with the SEC in its inquiry.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2008, no matter was submitted to a vote of our security holders.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

CTS common stock is listed on the New York Stock Exchange under the symbol "CTS." On February 20, 2009, there were approximately 1,552 common shareholders of record.

Our current practice is to pay quarterly dividends at the rate of $0.03 per share, or an annual rate of $0.12 per share. The declaration of a dividend and the amount of any such dividend is subject to earnings, anticipated working capital, capital expenditures, other investment requirements, the financial condition of CTS, and any other factors considered relevant by the Board of Directors.

Per Share Data
(Unaudited)

	High(1)	Low(1)	Dividends Declared	Net Earnings Basic	Net Earnings Diluted
2008					
4th quarter	**$12.78**	**$ 4.53**	**$0.03**	**$0.17**	**$0.16**
3rd quarter	**13.81**	**9.96**	**0.03**	**0.23**	**0.21**
2nd quarter	**11.51**	**10.00**	**0.03**	**0.30**	**0.27**
1st quarter	**10.80**	**9.01**	**0.03**	**0.20**	**0.18**
2007					
4th quarter	$13.84	$ 9.87	$0.03	$0.22	$0.20
3rd quarter	13.90	12.11	0.03	0.22	0.20
2nd quarter	13.98	11.74	0.03	0.16	0.15
1st quarter	16.33	12.58	0.03	0.11	0.11

(1) The market prices of CTS common stock presented reflect the highest and lowest closing prices on the New York Stock Exchange for each quarter of the last two years.

The following table summarizes the repurchase of CTS common stock made by the Company during the three months ended December 31, 2008:

	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of plans or program	(d) Maximum number of shares that may yet be purchased under the plans or programs(1)
				977,500
September 29, 2008–October 26, 2008	—	$—	—	977,500
October 27, 2008–November 23, 2008	—	—	—	977,500
November 24, 2008–December 31, 2008	—	—	—	977,500
	—	—	—	

(1) In May 2008, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market. The authorization does not expire.

Item 6. Selected Financial Data

Five-Year Summary

(In thousands of dollars except per share and other data)

	2008	% of Sales	2007	% of Sales	2006	% of Sales	2005	% of Sales	2004	% of Sales
Summary of Operations										
Net sales	**$ 691,707**	**100.0**	$ 685,945	100.0	$ 655,614	100.0	$ 617,484	100.0	$ 531,316	100.0
Cost of goods sold	**554,634**	**80.2**	553,253	80.7	534,784	81.6	497,270	80.5	421,560	79.3
Selling, general and administrative expenses(1)	**78,974**	**11.4**	78,957	11.5	67,720	10.3	64,812	10.5	61,174	11.5
Research and development expenses	**18,306**	**2.6**	15,896	2.3	15,873	2.4	17,092	2.8	19,063	3.6
Amortization of intangible assets	**3,615**	**0.5**	3,121	0.5	3,193	0.5	3,443	0.6	2,311	0.4
(Gain)/loss on asset sales	**(219)**	**(0.1)**	42	0.1	(2,142)	(0.3)	(3,065)	(0.5)	(3,920)	(0.7)
Restructuring and impairment charges	**5,567**	**0.8**	2,401	0.4	3,368	0.5	—	—	—	—
Operating earnings	**30,830**	**4.5**	32,275	4.7	32,818	5.0	37,932	6.1	31,128	5.9
Other (expense)/income — net	**(1,535)**	**(0.2)**	200	0.1	(2,152)	(0.3)	(4,936)	(0.8)	(5,211)	(1.0)
Earnings before income taxes	**29,295**	**4.2**	32,475	4.7	30,666	4.7	32,996	5.3	25,917	4.9
Income tax (benefit)/expense	**(591)**	**(0.1)**	7,063	1.0	6,469	1.0	12,240	2.0	5,961	1.1
Net earnings	**29,886**	**4.3**	25,412	3.7	24,197	3.7	20,756	3.3	19,956	3.8
Retained earnings — beginning of Year	**336,548**		315,370		295,478		279,064		263,430	
Dividends declared	**(4,043)**		(4,234)		(4,305)		(4,342)		(4,322)	
Retained earnings — end of year	**$ 362,391**		$ 336,548		$ 315,370		$ 295,478		$ 279,064	
Net earnings per share:										
Basic:	**$ 0.89**		$ 0.72		$ 0.68		$ 0.57		$ 0.56	
Diluted:	**$ 0.81**		$ 0.66		$ 0.63		$ 0.53		$ 0.53	
Average basic shares outstanding (000's)	**33,728**		35,498		35,826		36,307		35,910	
Average diluted shares outstanding (000's)	**37,864**		39,970		40,228		40,960		38,893	
Cash dividends per share	**$ 0.12**		$ 0.12		$ 0.12		$ 0.12		$ 0.12	
Capital expenditures	**17,647**		16,058		15,787		15,009		12,711	
Depreciation and amortization	**24,178**		22,818		24,896		27,059		26,082	
Financial Position at Year End										
Current assets	**$ 225,842**		$ 250,840		$ 227,620		$ 179,716		$ 204,146	
Current liabilities	**113,241**		128,919		125,681		121,323		102,961	
Current ratio	**2.0 to 1**		1.9 to 1		1.8 to 1		1.5 to 1		2.0 to 1	
Working capital	**$ 112,601**		$ 121,921		$ 101,939		$ 58,393		$ 101,185	
Inventories, net	**70,867**		73,778		60,543		60,629		42,734	
Net property, plant and equipment	**90,756**		92,825		96,468		109,653		112,495	
Total assets	**488,455**		543,692		527,833		533,829		522,177	
Short-term notes payable	**—**		1,000		5,425		13,299		3,311	
Long-term debt	**80,500**		72,000		60,821		68,457		94,150	
Long-term obligations, including long-term Debt	**98,036**		90,526		83,315		84,577		105,669	
Shareholders' equity	**277,178**		324,247		319,023		328,093		310,704	
Common shares outstanding (000's)	**33,711**		34,313		35,823		35,859		35,909	
Equity (book value) per share	**$ 8.22**		$ 9.45		$ 8.91		$ 9.16		$ 8.65	
Stock price range	**$13.81-4.53**		$16.33-9.87		$16.23-11.06		$14.10-10.13		$15.85-9.90	

(1) Excludes amortization of intangible assets

Certain acquisitions, divestitures, closures of operations or product lines, and certain accounting reclassifications affect the comparability of information contained in the "Five-Year Summary".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Information about results of operations, liquidity, and capital resources for the three previous years is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (2006-2008)" included in the 2008 Annual Report and incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates and interest rates. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Our policies do not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and we are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as needed.

Interest Rate Risk

We are exposed to the changes in interest rates on our floating rate revolving credit facility. At December 31, 2008 and 2007, there was $48.0 million and $12.0 million, respectively, outstanding under this facility. As of December 31, 2008 and 2007, we did not have any outstanding interest rate swap or cap agreements. See Note G, "Debt", to our consolidated financial statements for components of our long-term debt.

Foreign Currency Risk

We are exposed to foreign currency exchange rate risks. Our significant foreign subsidiaries are located in Canada, China, Czech Republic, Scotland, Singapore, Taiwan and Thailand. We have a "netting" policy where subsidiaries pay all intercompany balances within sixty days. As of December 31, 2008, we did not have any outstanding foreign currency forward exchange contracts.

In the normal course of business, our financial position is routinely subjected to a variety of risks, including market risks associated with interest rate movements, currency rate movements on non-U.S. dollar denominated assets and liabilities and collectibility of accounts receivable.

Commodity Price Risk

Many of our products require the use of raw materials that are produced in only a limited number of regions around the world or are available from only a limited number of suppliers. Our results of operations may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates, or there are significant price increases for these raw materials. For periods in which the prices of these raw materials are rising, we may be unable to pass on the increased cost to our customers which would result in decreased margins for the products in which they are used. For periods in which the prices are declining, we may be required to write down our inventory carrying cost of these raw materials, since we record our inventory at the lower of cost or market.

Item 8. Financial Statements and Supplementary Data

Consolidated financial statements meeting the requirements of Regulation S-X, and the "Report of our Independent Registered Public Accounting Firm," appear in the financial statements and supplementary financial data as noted in the Index appearing under Item 15 (a)(1) and (2), and are included in the 2008 Annual Report and incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Pursuant to Rule 13a-15(e) of the Securities and Exchange Act of 1934, management, under the direction of our Chief Executive Officer and Chief Financial Officer, evaluated our disclosure controls and procedures. Based on such evaluation our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, provided that the evaluation did not include an evaluation of the effectiveness of the internal control over financial reporting for the acquired business, as described further below.

In January 2008, we acquired Tusonix, Inc., which has facilities in Tucson, Arizona and Nogales, Mexico. Each facility reports financial results that are included in this report for the year ended December 31, 2008. Management has not made an assessment of the Tusonix business' internal control over financial reporting since the date of acquisition. The Tusonix business' assets and liabilities acquired were $14.8 million and $2.3 million, respectively and the sales included in CTS' 2008 financial statements were approximately $14.0 million. The Tusonix business was not included in our evaluation of the effectiveness of disclosure controls and procedures.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting for the quarter ended December 31, 2008 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers. The individuals in the following list were elected as executive officers of CTS at the annual meeting of the Board of Directors on May 30, 2008. They are expected to serve as executive officers until the next annual meeting of the Board of Directors, scheduled to be held on or about May 27, 2009, at which time the election of officers will be considered again by the Board of Directors.

Name	Age	Positions and Offices
Vinod M. Khilnani	56	President and Chief Executive Officer
Donald R. Schroeder	60	Executive Vice President and General Manager of CTS Electronic Components
Donna L. Belusar	48	Senior Vice President and Chief Financial Officer
H. Tyler Buchanan	56	Senior Vice President, retired
James L. Cummins	53	Senior Vice President Administration
Bret A. Robertson	49	Senior Vice President and General Manager of Electronic Manufacturing Services
Richard G. Cutter, III	62	Vice President, Secretary and General Counsel
Thomas A. Kroll	54	Vice President and Controller
Matthew W. Long	47	Treasurer
Mohan S. Mahadevan	48	Vice President

Vinod M. Khilnani — 56 — President and Chief Executive Officer — was elected President and Chief Executive Officer on July 2, 2007. Prior to accepting this position, Mr. Khilnani held the position of Senior Vice President and Chief Financial Officer since 2001.

Donald R. Schroeder — 60 — Executive Vice President and General Manager of CTS Electronic Components — was named Executive Vice President and General Manager of CTS Electronic Components on January 1, 2009. Prior to this, Mr. Schroeder served as Executive Vice President and President of CTS Electronics Manufacturing Services from February 2005. From December 2000 to February 2005, Mr. Schroeder served as Executive Vice President and Chief Technology Officer. He has held positions of increasing responsibility with CTS since 1972.

Donna L. Belusar — 48 — Senior Vice President and Chief Financial Officer — joined CTS and was elected Senior Vice President & Chief Financial Officer on January 21, 2008. Prior to joining CTS, Ms. Belusar was Executive Vice President of Finance, Global Financing Division of IBM Corporation, a developer and manufacturer of information technologies such as computer systems, software, networking systems, storage devices, and microelectronics. During her tenure at IBM, Ms. Belusar held positions of increasing responsibility from 1982 until joining CTS.

H. Tyler Buchanan — 56 — Senior Vice President — was elected Senior Vice President, effective December 31, 2001. Prior to this, Mr. Buchanan was Vice President, and Vice President and General Manager, CTS Automotive Products. He has held positions of increasing responsibility with CTS since 1977. Mr. Buchanan retired from CTS on December 31, 2008.

James L. Cummins — 53 — Senior Vice President Administration — was elected Senior Vice President Administration, effective December 31, 2001. Prior to this, Mr. Cummins was Vice President Human Resources since 1994. He has had positions of increasing responsibility with CTS since 1977.

Bret A. Robertson — 49 — Senior Vice President and General Manager of CTS Electronics Manufacturing Services — was elected Senior Vice President of CTS Electronics Manufacturing Services effective January 1, 2009. Prior to this, Mr. Robertson held positions of increasing responsibility with CTS since 2002.

Richard G. Cutter — 62 — Vice President, Secretary and General Counsel — was elected Vice President, Secretary and General Counsel effective December 31, 2001. Prior to this, Mr. Cutter was Vice President, Assistant Secretary and General Counsel.

Thomas A. Kroll — 54 — Vice President and Controller — was elected Vice President and Controller on October 31, 2002. Prior to this, Mr. Kroll served as Controller Group Accounting since joining CTS in November 2000.

Matthew W. Long — 47 — Treasurer — was elected Treasurer effective May, 2003. From December 2000 through May 2003, Mr. Long served as Assistant Treasurer.

Mohan S. Mahadevan — 48 — Vice President — was elected Vice President of CTS Corporation effective February 6, 2008. Prior to joining CTS, Mr. Mahadevan worked for EMC Corporation as the Six Sigma Program Management Director and for Textron Inc where he held several positions of importance.

Information with respect to Directors and Corporate Governance may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 11. Executive Compensation

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2009 Annual General Meeting of Shareholders. Such information is incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statements Schedules

The list of financial statements and schedules required by Item 15 (a) (1) and (2) is contained on page S-1 herein.

(a) (3) Exhibits

All references to documents filed pursuant to the Securities Global Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, were filed by CTS Corporation, File No. 1-4639.

(3) (i) Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 5 to our Current Report on Form 8-K, filed with the SEC on September 1, 1998).

(3) (ii) Amended and Restated Bylaws (incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K, filed with the SEC on September 1, 1998).

(10) (a) Form of Director and Officer Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the SEC on November 12, 2008).

(10) (b) CTS Corporation 1988 Restricted Stock and Cash Bonus Plan, approved by the shareholders on April 28, 1989, as amended and restated on May 9, 1997 (incorporated by reference to Exhibit (10)(e) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 1997, filed with the SEC on August 12, 1997).*

(10) (c) CTS Corporation 1996 Stock Option Plan, approved by the shareholders on April 26, 1996, as amended and restated on May 9, 1997 (incorporated by reference to Exhibit (10)(f) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 1997, filed with the SEC on August 12, 1997).*

(10) (d) CTS Corporation 2001 Stock Option Plan, approved by the shareholders on March 9, 2001 (incorporated by reference to Exhibit (10)(c) to the Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, filed with the SEC on April 27, 2001).*

(10) (e) CTS Corporation Stock Retirement Plan for Non-Employee Directors, effective April 30, 1990, as amended (incorporated by reference to Exhibit (10)(a) to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2003, filed with the SEC on April 23, 2003).*

(10) (f) Amendment to the CTS Corporation Stock Retirement Plan for Non-Employee Directors, dated as of December 1, 2004 (incorporated by reference to Exhibit (10)(j) to the Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 4, 2005).

(10) (g) CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit (10)(t) to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on February 14, 2003).*

(10) (h) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(b) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the SEC on July 25, 2003).*

(10) (i) Purchase Agreement, dated May 5, 2004, by and between CTS Corporation and Bear Stearns & Co. Inc., as Initial Purchaser (incorporated by reference to the Exhibit 1.1 to the Current Report on Form 8-K dated May 18, 2004, filed with the SEC on May 19, 2004).

(10) (j) Indenture, dated as of May 11, 2004, by and between CTS Corporation and Wells Fargo Bank, N.A. as Trustee (incorporated by reference to the Exhibit 1.1 to the Current Report on Form 8-K, filed with the SEC on May 19, 2004).

(10) (k) CTS Corporation 2004 Omnibus Long-term Incentive Plan and Incentive Stock Option Agreement (incorporated by reference to the Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 26, 2004, filed with the SEC on October 19, 2004).*

(10) (l) Employment Agreement effective as of July 2, 2007, between the Company and Vinod M. Khilnani, (incorporated by reference to Exhibit 10(a) to the Current Report on Form 8-K, filed with the SEC on June 15, 2007).*

(10) (m) Prototype Named Executive Officer Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, filed with the SEC on July 27, 2006.).*

(10) (n) CTS Corporation 2001 Stock Option Plan: Employee Stock Option Agreement, dated October 1, 2001, as amended December 15, 2005 (incorporated by reference to Exhibit 10(dd) to the Annual Report on Form 10-K filed with the SEC on February 27, 2006).*

(10) (o) Prototype Executive Officer RSU Supplemental Agreement (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, filed with the SEC on July 27, 2006).*

(10) (p) Amendments to the CTS Corporation Pension Plan (incorporated by reference to Exhibit 10(q) to the Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on February 27, 2006).*

(10) (q) Amendments to the CTS Corporation Pension Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2006, filed with the SEC on April 26, 2006).*

(10) (r) Credit Agreement, dated as of June 27, 2006, by and among CTS Corporation, the Lenders named therein and Harris Trust and Savings Bank as L/C Issuer, and Administrative Agent (incorporated by reference to Exhibit 10(a) to the Current Report on Form 8-K, filed with the SEC on June 29, 2006).

(10) (s) First Amendment and Waiver to Credit Agreement (incorporated by reference to Exhibit 10(a) to the Current Report on Form 8-K, filed with the SEC on March 16, 2007).

(10) (t) Amendment No. 1 to the CTS Corporation 2004 Omnibus Long-term Incentive Plan (incorporated by reference to Exhibit 10(aa) to the Annual Report on Form 10-K filed with the SEC on May 15, 2007).*

(10) (u) Prototype Non-employee Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10(aa) to the Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on February 27, 2006).*

(10) (v) CTS Corporation Management Incentive Plan approved by the shareholders on June 28, 2007 (incorporated by reference to Appendix A to the Proxy Statement for the 2007 Annual Meeting of Shareholders, filed with the SEC on May 24, 2007).*

(10) (w) Performance Share Agreement between CTS Corporation and Vinod M. Khilnani, dated August 1, 2007 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on October 24, 2007).*

(10) (x) Prototype Individual Excess Benefit Retirement Plan (incorporated by reference to Exhibit 10(d) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on October 24, 2007).

(10) (y) Prototype Change in Control Agreement first reported on Current Report Form 8-K on December 5, 2007, and attached herewith (incorporated by reference to Exhibit 10 (hh) to the Annual Report on Form 10-K filed with the SEC on February 28, 2008).*

(10) (z) Amendment to Employment Agreement between CTS Corporation and Mr. Khilnani dated December 3, 2007, as attached herewith (incorporated by reference to Exhibit 10(ii) to the Annual Report on Form 10-K filed with the SEC on February 28, 2008).*

(10) (aa) 2008 — 2009 Performance Restricted Stock Unit Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2008, filed with the SEC on April 30, 2008).*

(10) (bb) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan).*

(10) (cc) CTS Corporation Amended and Restated 2008 — 2009 Performance Restricted Stock Unit Plan .*

(13) Portions of the 2008 Annual Report to shareholders incorporated herein.

(21) Subsidiaries.

(23) (a) Consent of Grant Thornton LLP.

(31) (a) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31) (b) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) (a) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32) (b) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* *Management contract or compensatory plan or arrangement.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTS Corporation

Date: February 23, 2009

By: */s/ Donna L. Belusar*
Donna L. Belusar
Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 23, 2009

By: */s/ Vinod M. Khilnani*
Vinod M. Khilnani
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 23, 2009

By: */s/ Roger R. Hemminghaus*
Roger R. Hemminghaus
Chairman of the Board

Date: February 23, 2009

By: */s/ Walter S. Catlow*
Walter S. Catlow
Director

Date: February 23, 2009

By: */s/ Lawrence J. Ciancia*
Lawrence J. Ciancia
Director

Date: February 23, 2009

By: */s/ Thomas G. Cody*
Thomas G. Cody
Director

Date: February 23, 2009

By: */s/ Gerald H. Frieling, Jr.*
Gerald H. Frieling, Jr.
Director

Date: February 23, 2009

By: */s/ Michael A. Henning*
Michael A. Henning
Director

Date: February 23, 2009

By: */s/ Robert A. Profusek*
Robert A. Profusek
Director

Date: February 23, 2009

By: */s/ Patricia K. Collawn*
Patricia K. Collawn
Director

Date: February 23, 2009

By: */s/ Donna L. Belusar*
Donna L. Belusar
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: February 23, 2009

By: */s/ Thomas A. Kroll*
Thomas A. Kroll
Vice President and Controller
(Principal Accounting Officer)

(This page intentionally left blank)

FORM 10-K — ITEM 15 (a) (1) AND (2) AND ITEM 15 (c)

CTS CORPORATION AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements of CTS Corporation and subsidiaries included in the 2008 Annual Report are referenced in Part II, Item 8, filed herewith as Exhibit (13) and incorporated herein by reference:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable, not required or the information is included in the consolidated financial statements or notes thereto.

Management's Report on Internal Control Over Financial Reporting

CTS' management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including CTS' Chief Executive Officer and Chief Financial Officer, CTS conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In January 2008, CTS acquired Tusonix, Inc., which has facilities in Tucson, Arizona and Nogales, Mexico. Each facility reports financial results that are included in this report for the year ended December 31, 2008. CTS' management has not made an assessment of the Tusonix business' internal control over financial reporting since the date of acquisition. The Tusonix business' assets and liabilities acquired were $14.8 million and $2.3 million, respectively and the sales included in CTS' 2008 financial statements were approximately $14.0 million. The Tusonix business was not included in CTS' evaluation of the effectiveness of disclosure controls and procedures.

In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, management determined that its internal control over financial reporting, excluding the Tusonix business described above, was effective as of December 31, 2008.

CTS Corporation
Elkhart, Indiana
February 23, 2009

/s/ Vinod M. Khilnani
Vinod M. Khilnani
President and Chief Executive Officer

/s/ Donna L. Belusar
Donna L. Belusar
Senior Vice President and Chief Financial Officer

EXHIBIT (10)(bb)

Second Amendment
to the CTS Corporation Pension Plan
(Amended and Restated Effective May 1, 2006
and dated February 4, 2005)

Whereas, CTS Corporation (the "Company") maintains the CTS Corporation Pension Plan (the "Merged Plan") for the benefit of its eligible employees;

Whereas, the Merged Plan has been amended and restated effective May 1, 2006, and most recently dated February 4, 2005;

Whereas, under section 9.1 of the Merged Plan, the Company reserves the right to amend, modify, suspend, or terminate the Merged Plan at any time by resolution of the Board of Directors; and

Whereas, the Electromechanical Division of the Company maintains the CTS Corporation Retirement Plan as adopted by the Electromechanical Division (the "Electromechanical Division Plan") (as amended and restated effective March 1, 2005, and most recently dated February 4, 2005);

Whereas, the Company maintains the CTS Corporation Retirement Plan, (the "Corporate Plan") (as amended and restated effective March 1, 2005 and most recently dated February 4, 2005);

Whereas, effective December 31, 2008, the Company will merge the Electromechanical Division Plan and the Corporate Plan into the Merged Plan;

Whereas, the assets and liabilities of the Electromechanical Division Plan and the Corporate Plan will be transferred to the Merged Plan on or about December 31, 2008;

Whereas, under section 9.1 of the Merged Plan, the Company reserves the right to amend, modify, suspend, or terminate the Merged Plan at any time by resolution of the Board of Directors; and

Whereas, the Company desires to amend the Merged Plan to reflect the merger and make an amendment to bring the Merged Plan into documentary compliance.

Now, **therefore,** the Merged Plan is amended as follows, effective December 31, 2008, unless otherwise provided:

1. Effective as of December 31, 2008, Appendix E to the Merged Plan shall be established and shall consist of the pre-merger Electromechanical Plan document (as amended and restated effective March 1, 2005 and most recently dated February 4, 2005) and shall represent a complete set of provisions applicable to employees and participants to which Appendix E applies.
2. Effective as of December 31, 2008, Appendix F to the Merged Plan shall be established and shall consist of the pre-merger Corporate Plan document (as amended and restated effective March 1, 2005, and most recently dated February 4, 2005) and shall represent a complete set of provisions applicable to employees and participants to which Appendix F applies.
3. Section 1.1 of the Merged Plan is amended in its entirety as follows:

"1.1 Establishment of the Plan

(a) On August 13, 1957, CTS Corporation established a pension plan, and as may be amended from time to time, was known as the "CTS Corporation Salaried Employees' Pension Plan" (hereinafter referred to as the "Plan").

(b) The Company, through its Resistor Network Division, also maintains the CTS Corporation Retirement Plan as adopted by the Resistor Network Division (the "Resistor Network Division Plan"). The Company, through its Asheville Division, Electromechanical Group, further maintains the CTS Corporation Retirement Plan, as adopted by the Asheville Division, Electromechanical Group (the "Asheville Division Plan"). The Resistor Network Division Plan and the Asheville Division Plan was merged into the Plan as of December 31, 2002. The assets and liabilities of the Resistor Network Division Plan and the Asheville Division Plan were merged into this Plan at such time. The post-merger surviving plan was renamed the CTS Corporation Pension Plan (the "Plan," effective December 31, 2002), and applies to certain salaried and hourly employees who satisfy the requirements for participation.

(c) The Company, through its Electromechanical Division, also maintains the CTS Corporation Retirement Plan as adopted by the Electromechanical Division (the "Electromechanical Division Plan"). The Company, further maintains the CTS Corporation Retirement Plan (the "Corporate Plan"). The Electromechanical Division Plan and the Corporate Plan will be merged into this Plan as of December 31, 2008. The assets and liabilities of the Electromechanical Division Plan and the Corporate Plan will be merged into this Plan at such time. The post-merger Plan applies to certain salaried and hourly employees who satisfy the requirements for participation.

Effective as of the 2008 merger, the Merged Plan document shall contain new Appendix E, which shall be the prior Electromechanical Division Plan document and shall represent a complete set of provisions applicable to employees and participants to which Appendix E applies. Also effective as of the merger, the Merged Plan document shall contain new Appendix F, which shall be the prior Corporate Plan document and shall represent a complete set of provisions applicable to employees and participants to which Appendix F applies.

Notwithstanding the foregoing, the Merged Plan contained in this document and Appendix A through F is intended to be a "single plan" as such term is defined IRS regulation section 1.414(l)-l(b)(l). All of the assets of the Merged Plan shall be available to provide benefits under the Merged Plan. In the discretion of the Administrator, separate accounting may be maintained for various divisions of the Company participating in the Merged Plan for purposes of cost allocation, but separate accounting shall not be maintained for purposes of providing benefit under the Merged Plan."

4. Section 1.4 will be added to the Merged Plan as follows:

"1.4 Appendices to the Plan

(a) Effective December 31, 2002, the Plan document shall contain Appendix C which shall consist of the prior plan document for the Resistor Network Division Plan (as amended and restated effective December 8, 1994, and most recently dated June 12, 2002). Appendix A shall represent a complete set of provisions for employees and participants to which the Appendix applies.

(b) Effective December 31, 2002, the Plan document shall contain Appendix D which shall consist of the prior plan document for the Asheville Division Plan (as amended and restated effective December 8, 1994 and most recently dated June 12, 2002). Appendix B shall represent a complete set of provisions for employees and participants to which the Appendix applies."

(c) Effective December 31, 2008 the Plan document shall contain Appendix E which shall consist of the prior plan document for the Electromechanical Division Plan (as amended and restated effective March 1, 2005 and most recently dated February 5, 2005). Appendix E shall represent a complete set of provisions for employees and participants to which the Appendix applies.

(d) Effective December 31, 2008, the Plan document shall contain Appendix F which shall consist of the prior plan document for the Corporate Plan (as amended and restated effective March 1, 2005, and most recently dated February 5, 2005). Appendix F shall represent a complete set of provisions for employees and participants to which the Appendix applies.

5. Section 1.1 of Appendix E to the Merged Plan shall be amended in its entirety as follows:

"1.1 Establishment of the Plan

Effective July 1, 1950, the Electromechanical Division of CTS Corporation (the "Employer") established the CTS Corporation Retirement Plan as adopted by the Electromechanical Division (hereinafter referred to as the "Electromechanical Division Plan") for the benefit of its hourly employees.

The Electromechanical Division Plan was amended and restated effective December 8, 1994, to reflect amendments required by GUST (the Uruguay Round Agreements Act, Pub. L. 103-465; the Uniformed Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353; the Small Business Job Protection Act of 1996, Pub. L. 104-188; the Taxpayer Relief Act of 1997, Pub. L. 105-34; the Internal Revenue Service Restructuring and Reform Act of 1998, Pub. L. 105-206; the Community Renewal Tax Relief Act of 2000, Pub. L. 106-554), and other changes deemed necessary by the Employer. Certain amendments adopted herein with effective dates of January 1, 2002 and, thereafter, reflect provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The amendments for EGTRRA are intended as good faith compliance with the requirements of EGTRRA and are to be construed in accordance with EGTRRA and guidance issued thereunder.

The Company also maintains the CTS Corporation Pension Plan. Effective as of December 31, 2008, the Electromechanical Division Plan shall be merged into the CTS Corporation Pension Plan, and the assets and liabilities of the Electromechanical Division Plan will be merged into the CTS Corporation Pension Plan. The provisions of the post-merger Plan that apply to employees of the Electromechanical Division of CTS Corporation are within this Plan document, which shall be Appendix E to the post-merger Merged Plan effective December 31, 2008."

6. Section 1.1 of Appendix F to the Merged Plan shall be amended in its entirety as follows:

"1.1 Establishment of the Plan

On August 16, 1950, CTS Corporation (the "Employer") established the CTS Corporation Retirement Plan (the "Corporate Plan"), which Corporate Plan has been amended and restated from time to time.

The Corporate Plan was amended and restated effective December 8, 1994, to reflect amendments required by GUST (the Uruguay Round Agreements Act, Pub. L. 103-465; the Uniformed Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353; the Small Business Job Protection Act of 1996, Pub. L. 104-188; the Taxpayer Relief Act of 1997, Pub. L. 105-34; the Internal Revenue Service Restructuring and Reform Act of 1998, Pub. L. 105-206; the Community Renewal Tax Relief Act of 2000, Pub. L. 106-554), and other changes deemed necessary by the Employer. Certain amendments adopted herein with effective dates of January 1,2002 and, thereafter, reflect provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The amendments for EGTRRA are intended as good faith compliance with the requirements of EGTRRA and are to be construed in accordance with EGTRRA and guidance issued thereunder.

The Company also maintains the CTS Corporation Pension Plan. Effective as of December 31, 2008, the Plan shall be merged into the CTS Corporation Pension Plan, and the assets and liabilities of the Corporate Plan will be merged into the CTS Corporation Pension Plan. The provisions of the post-merger Plan that apply to employees covered by the Corporate Plan are within this Plan document, which shall be Appendix F to the post-merger Merged Plan effective December 31, 2008."

7. Section 2. l(g) of each of Appendix C, Appendix D, Appendix E, and Appendix F of the Merged Plan shall be amended to add the following new subparagraph (iii), effective as of January 1, 2004:

> "(iii) In accordance with the Pension Funding Equity Act of 2004 ("PFEA") and with Code Section 415(b)(2)(E)(ii) as in effect prior to the Pension Protection Act of 2006, the interest rate of 5.5 percent shall be substituted for the Applicable Interest Rate for Plan Years beginning in 2004 and 2005, in the case of a payment form subject to the minimum present value requirements of Code section 417(e)(3); provided however, that the transition rule of PFEA Section 101 (d)(3) and IRS Notice 2004-78 shall be applied. For Plan Years beginning on or after January 1, 2006, in the case of a payment form subject to the minimum present value requirements of Code section 417(e)(3), the interest rate used to the determine the equivalent straight life annuity shall be 5.5 percent or such higher interest rate as described in Code section 415(b)(2)(E)(ii)."

8. Section 7.5(b) of the Merged Plan is amended to add the following as a new paragraph 4, effective as of January 1, 2004:

> "(4) Applicable Interest Rate: Notwithstanding anything herein to the contrary, in accordance with the Pension Funding Equity Act of 2004 ('TFEA") and with Code Section 415(b)(2)(E)(ii) as in effect prior to the Pension Protection Act of 2006, the interest rate of 5.5 percent shall be substituted for the Applicable Interest Rate for Plan Years beginning in 2004 and 2005, in the case of a payment form subject to the minimum present value requirements of Code section 417(e)(3); provided however, that the transition rule of PFEA Section 101(d)(3) and IRS Notice 2004-78 shall be applied. For Plan Years beginning on or after January 1, 2006, in the case of a payment form subject to the minimum present value requirements of Code section 417(e)(3), the interest rate used to determine the equivalent straight life annuity shall be 5.5 percent or such higher interest rate as described in Code section 415(b)(2)(E)(ii)."

****

In Witness Whereof, CTS Corporation has caused this Amendment to be signed on its behalf and attested by its duly authorized officers this *23rd* day of December, 2008.

CTS Corporation

/s/ Richard G. Cutter
Name: Richard G. Cutter
Its Secretary

/s/ James L. Cummins
Name: James L. Cummins
Its Sr. Vice President, Administration

(Corporate Seal)

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EXHIBIT (10)(cc)

CTS Corporation
Amended and Restated 2008-2009
Performance Restricted Stock Unit Plan

SECTION 1. SUMMARY AND INTERPRETATION: The 2008-2009 Performance Restricted Stock Unit Plan (the "Plan") is intended to provide financial and performance incentives to executive officers and key employees through the use of Restricted Stock Unit awards tied to specific performance incentives that management and the Board believe will be beneficial to the Company and its shareholders over the long-term. The CTS Corporation 2004 Omnibus Long-Term Incentive Plan (the "2004 Omnibus Long-Term Incentive Plan") is the governing document for the Plan. Capitalized terms not otherwise defined herein shall have the meanings set forth in the 2004 Omnibus Long-Term Incentive Plan, as amended. The Plan is subject to the terms and conditions of the 2004 Omnibus Long-term Incentive Plan. In the event of any inconsistency between the provisions of the Plan and the 2004 Omnibus Long-Term Incentive Plan, the 2004 Omnibus Long-Term Incentive Plan will govern.

SECTION 2. PHILOSOPHY: The Board of Directors believes that compensation of executive officers and key employees should be partially "at risk" and variable, based in part on the Company's performance against its peers in the marketplace, as well as the Company's performance against certain pre-established goals. The Plan, along with other compensation plans of the Company, is intended to focus the efforts of the Participants on achieving those objectives in order to help ensure the sustained profitability and continual long-term growth of the Company. The Plan is structured to provide Participants with Restricted Stock Unit Awards based upon achievement of objectives that management and the Board believe are beneficial to the Company and shareholders over the long term. Therefore, performance will be measured over a two (2) year performance period, and Restricted Stock Units under the Plan will be awarded and earned only after a two (2) year performance period.

SECTION 3. OBJECTIVES:

- To attract and retain highly qualified personnel.
- To motivate improved financial performance, enhanced growth and shareholder value creation.
- To align the interests of executive officers and key employees of the Company with those of its shareholders.

SECTION 4. ADMINISTRATION: The Compensation Committee of the Board of Directors (the "Committee") shall administer the Plan. The decision of the Committee shall be final as to the interpretation of the Plan or any rule, procedure or action related thereto.

SECTION 5. ELIGIBILITY: Only the employees designated by the Committee (the "Participants") are eligible to participate in the Plan. The Committee has determined that the Participants identified in Exhibit A, attached hereto and incorporated herein by reference, are "Covered Employees" under this Plan. Awards to Covered Employees shall be subject to the provisions of Section 7 of the 2004 Omnibus Long-Term Incentive Plan.

To receive an Award under the Plan, a Participant must be an active, full-time employee throughout the Performance Period, as defined in Section 8.

SECTION 6. DEFINITIONS:

Award: means a grant of Restricted Stock Units.

Performance Period: means January 1, 2008 through December 31, 2009.

Performance Goals: means Two Year Sales Growth and Relative Total Stockholder Return.

Two Year Sales Growth: means the 2009 Corporate Sales divided by 2007 Corporate Sales, resulting in the expression of increase or decrease in Corporate Sales as a percentage.

Corporate Sales: means the Company's Net Sales as stated in the Company's Consolidated Statement of Earnings for the relevant fiscal year. In determining Awards for Participants who are not Covered Employees, Corporate Sales may be adjusted for unusual conditions, factors or events as determined by the Committee, provided that no such adjustment shall be made for any condition, factor or event which was specifically included in the 2007 CTS Corporation Business Plan or 2008 or 2009 CTS Corporation Business Plans, as applicable.

Total Stockholder Return: means the appreciation in price of a share of common stock, plus reinvested dividends (paid in cash or other property), between January 1, 2008 and December 31, 2009.

Relative Total Stockholder Return: means the total stockholder return of the Company between January 1, 2008, and December 31, 2009, relative to the total stockholder return of a Peer Group of 29 entities over that same period. See Exhibit B for calculation.

Peer Group: means a benchmark group of 29 companies, the names of which are attached hereto as Exhibit C, as the same may be adjusted from time-to-time in accord with the Peer Group Adjustment Protocol (Exhibit D).

RSU: means a Restricted Stock Unit to be settled upon vesting on the basis of one Share for each Restricted Stock Unit.

Target RSU Incentive: means the number of RSUs assigned to each Participant as a function of his or her position for purposes of calculating Awards.

Award Level: means the multiplier which is applied in calculating an Award based on the level of achievement of a Performance Goal.

Weight: means the percentage of Target RSU Incentive allocated to each Performance Goal.

SECTION 7. PERFORMANCE GOALS AND CALCULATION OF AWARDS:

The Target RSU Incentive for each Participant is set forth in the 2008-2009 Target RSU Incentive Statement provided to each Participant.

The settlement of an Award for any Participant may be as much as twice the Target RSU Incentive or as little as zero depending upon achieved results. After the 7% Sales Growth threshold is met, Award Levels for the Two-Year Sales Growth Performance Goal will be interpolated between established steps or levels. There will be no interpolation of Awards for Sales Growth between 0% and 7%. Award Levels for the Relative Total Stockholder Return Performance Goal will not be interpolated for performance achievement between any established steps or levels.

The Performance Goals, Weight and Award Levels for the Performance Period are as follows:

Performance Goal No. 1: Two Year Sales Growth
Weight: 40%

Two Year Sales Growth Achievement	Award Level
Two Year Sales Growth less than 7%	0% (No Award)
Two Year Sales Growth greater than or equal to 7%, but less than 15%	50% - 99% of Target Award
Two Year Sales Growth greater than or equal to 15%, but less than 23%	100% - 149% of Target Award
Two Year Sales Growth greater than or equal to 23%, but less than 31%	150% - 199% of Target Award
Two Year Sales Growth greater than or equal to 31%,	200% of Target Award

- Above the 7% threshold (below which there will be no Award) actual awards will be interpolated between established sales growth measurements.

Performance Goal No. 2: Relative Total Stockholder Return ("RTSR")
Weight: 60%

Relative Total Stockholder Return	Award Level
RTSR less than 30% of Peer Group	0% (No Award)
RTSR better than or equal to 30% of Peer Group but less than or equal to 50% of Peer Group	50% of Target Award
RTSR better than 50% of Peer Group but less than or equal to 70% of Peer Group	100% of Target Award
RTSR better than 70% of Peer Group but less than or equal to 90% of Peer Group	150% of Target Award
RTSR better than 90% of Peer Group	200% of Target Award

- Awards will not be interpolated between established Award Levels.

Example:

Participant has a Target RSU Incentive of 1,000 shares.

Goal #1:

o Results — Two Year Sales Growth is 15%.

- o 1,000 Target RSU Incentive times 40% (Weight) times 100% Award Level equals 400 RSUs.

Goal #2:

- o Results — RTSR is 51% of Peer Group.
- o 1,000 Target RSU Incentive times 60% Weight times 100% Award Level equals 600 RSUs.

Participant earns 1,000 RSUs.

The Committee may, in its discretion, adjust a Participant's payout of an Award downward after consideration of other business factors, including overall performance of the Company and the individual Participant's contribution to Company performance. The Committee may adjust a payout of an Award in its discretion to prevent the enlargement or dilution of the Award because of extraordinary events or circumstances as determined by the Committee. The Committee shall make no such adjustment with respect to the Award of a Covered Employee, however, if the effect of such adjustment would be to cause the related compensation to fail to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. In no event shall the reduction of any Participant's potential Award have the effect of increasing an Award payout payable to a Covered Employee. For purposes of Section 7(b) of the CTS Corporation 2004 Omnibus Long-term Incentive Plan, Awards shall constitute awards of Performance Shares and no Award to a Covered Employee may result in the Covered Employee receiving more than 125,000 Shares for the Performance Period.

SECTION 8. APPROVAL AND PAYMENT OF AWARDS: Participants must remain in continuous employ of the Company through the end of the Performance Period in order to earn an Award. Upon completion of Performance Period, and on or before March 15, 2010, the Compensation Committee shall certify to what extent the Performance Goals for the Performance Period were met and determine each Participant's Award. The date of such certification and determination shall be the "Determination Date." The Committee's certification shall be subject to completion of the annual audit and certification of results by the Company's independent auditor. Awards shall be made in the form of a grant of Restricted Stock Units under the terms and conditions of the form of Restricted Stock Unit Agreement attached hereto as Exhibit E. Restricted Stock Units granted under the 2008- 2009 Performance Stock Unit Plan will vest on the Determination Date, and shall be settled as soon as practicable after the Determination Date, subject to the exceptions set forth in Exhibit E, but in no event later than March 15, 2010.

SECTION 9. NO CONTRACT: The Plan is not and shall not be construed as an employment contract or as a promise or contract to pay Awards to Participants or their beneficiaries. The Plan shall be approved by the Committee and may be amended from time to time by the Committee without notice. No Participant or beneficiary may sell, assign, transfer, discount or pledge as collateral for a loan, or otherwise anticipate any right to payment of an Award under this Plan.

EXHIBIT A
COVERED EMPLOYEES

Vinod M. Khilnani

Donald R. Schroeder

EXHIBIT B

Determining Relative Total Stockholder Return

For purposes of calculating Relative Total Stockholder Return (rounding shall be to the nearest tenth of a percent, with all hundredths of a percent equal to or greater than 5 rounded up to the nearest tenth of a percent):

- Company Return. For the Performance Period, the Company's Total Stockholder Return will be a percentage amount determined based on (1) the average closing price of the Shares for the 20 business days immediately preceding the last trading day of the Performance Period (including aggregate dividends for the Performance Period) compared to (2) the average closing price of the Shares for the 20 business days immediately preceding the first trading day of the Performance Period.
- Peer Return. For the Performance Period, the Total Stockholder Return for each company in the Peer Group, (each a "Peer") will be a percentage amount determined based on (1) the closing stock price on the last trading day of the Performance Period (including aggregate dividends for the Performance Period and adjusted for stock splits) compared to (2) the closing stock price on the first trading day of the Performance Period (including aggregate dividends for the Performance Period and adjusted for stock splits).
- Company Ranking. For each Performance Period, the Company's and each Peer's Total Stockholder Return will be ranked in decreasing order. Relative Total Stockholder Return equals the percentile rank (expressed as a percentage) of the Company's Total Stockholder Return when compared to the rankings, from lowest to highest, of the Total Stockholder Returns of the Peers comprising the Peer Group for the Performance Period.

EXHIBIT C

Peer Group (29 Peers)

NAME	SYMBOL	STOCK EXCHANGE
ArvinMeritor, Inc.	ARM	New York Stock Exchange
AVX Corporation	AVX	New York Stock Exchange
Benchmark Electronics, Inc.	BHE	New York Stock Exchange
BorgWarner Inc.	BWA	New York Stock Exchange
Celestica Inc.	CLS	New York Stock Exchange
EPCOS AG	EPC	New York Stock Exchange
Flextronics International Ltd.	FLEX	Nasdaq Global Select Market
Frequency Electronics, Inc.	FEIM	Nasdaq Global Market
Gentex Corporation	GNTX	Nasdaq Global Select Market
Jabil Circuit, Inc.	JBL	New York Stock Exchange
KEMET Corporation	KEM	New York Stock Exchange
Key Tronic Corporation	KTCC	Nasdaq Global Market
Kimball International, Inc.	KBALB	Nasdaq Global Select Market
LaBarge, Inc.	LB	American Stock Exchange
Lear Corporation	LEA	New York Stock Exchange
LittelFuse, Inc.	LFUS	Nasdaq Global Select Market
Methode Electronics, Inc.	METH	Nasdaq Global Select Market
Molex Incorporated	MOLX	Nasdaq Global Select Market
Plexus Corp.	PLXS	Nasdaq Global Select Market
RF Micro Devices, Inc.	RFMD	Nasdaq Global Select Market
Sanmina-Sci Corporation	SANM	Nasdaq Global Select Market
Sparton Corporation	SPA	New York Stock Exchange
Spectrum Control, Inc.	SPEC	Nasdaq Global Market
Stoneridge, Inc.	SRI	New York Stock Exchange
Sypris Solutions, Inc.	SYPR	Nasdaq Global Market
Technitrol, Inc.	TNL	New York Stock Exchange
Triquint Semiconductors, Inc.	TQNT	Nasdaq Global Select Market
Vishay Intertechnology, Inc.	VSH	New York Stock Exchange
Williams Controls, Inc.	WMCO	Nasdaq Global Market

EXHIBIT D

Peer Group Adjustment Protocol

If, as of the last date of the Performance Period, all of the common equity of any Peer has been delisted from the stock exchange on which any of its common equity was listed as of the date of this Agreement (and all such common equity (or the common equity of a successor to all or substantially all of the business of such Peer) has not been, within 30 days of such delisting, subsequently listed on any of the New York Stock Exchange, the Nasdaq Stock Market LLC, the London Stock Exchange or the American Stock Exchange), then:

- o such Peer will be removed from the Peer Group for purposes of the Performance Period; and
- o the Relative Total Stockholder Return for the Performance Period will be calculated as if such Peer had never been a member of the Peer Group.

For purposes of this Agreement, Peer includes any successor to all or substantially all of the business of an entity as set forth on Exhibit B, whether or not the same legal entity at end of the Performance Period.

If a company files for bankruptcy or is operating under bankruptcy protection, it clearly shows bad performance and will, therefore, stay in the Peer Group as a bottom performer.

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MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2006-2008)

Overview

CTS Corporation ("we", "our", "us") is a global manufacturer of components and sensors used primarily in the automotive, communications and computer markets. We also provide electronic manufacturing services, including design and supply chain management functions, primarily serving the communications, computer, industrial, medical and defense and aerospace markets under contract arrangements with original equipment manufacturers ("OEMs").

In the first quarter of 2008, we acquired, with cash, 100% of the outstanding capital stock of Tusonix, Inc. ("Tusonix") and Orion Manufacturing, Inc. ("Orion") for $21.1 million, net of $1.3 million cash received. Tusonix, based in Tucson, Arizona, is a leader in the design and manufacture of ceramic electromagnetic interference and radio frequency interference ("EMI/RFI") filters. Orion, based in San Jose, California, is a contract electronics manufacturer.

Total sales in 2008 of $691.7 million were reported through two segments, Electronics Manufacturing Services ("EMS") and Components and Sensors, which represented 57.7% and 42.3% of total sales in 2008, respectively. In 2007, EMS contributed 59.1% of total sales while Components and Sensors contributed 40.9% of total sales.

In 2008, we experienced a modest year-over-year sales increase and improved net earnings from 2007, despite the global economic and credit crisis. Revenue trends in the third and fourth quarters of 2008 were down relative to the same quarters of 2007. We expect these trends to continue at least through the first half of 2009. During 2008, we continued to focus on three key priorities: (1) improving profitability concurrently with growing sales; (2) diversification of our customer base and markets; and (3) new product introductions and design wins to drive future revenue growth. As a result, we continued to see growth in certain of our existing served markets, as well as new business awards from existing and new customers.

We also proactively implemented several actions during 2008 to mitigate the unfavorable second half sales trend, including: (1) tighter control of working capital, including accounts receivable, inventory and accounts payable; (2) restructuring actions in the third and fourth quarter 2008, including the transfer and consolidation of certain operations to further improve our cost structure, reduction of global headcount by 10% and write-off of certain leasehold improvements; and (3) limiting all discretionary spending.

As discussed in more detail throughout the MD&A:

- Revenues increased 0.8% in 2008 compared to 2007, despite the economic downturn that began to impact us negatively in the third quarter of 2008. Sales in the Components and Sensors segment increased by 4.3%, primarily driven by acquisition of Tusonix and improved piezoelectric product sales. Sales in the EMS segment decreased by 1.6% attributable primarily to lower expected sales in the computer market due to certain products going end-of-life ("EOL") partially offset by higher sales into defense and aerospace and communications markets, including the positive impact of the recent Orion acquisition.
- Gross margins in 2008 increased $4.4 million from 2007 primarily due to the contribution from higher sales volume and improved operational efficiencies in both segments. Gross margins as a percent of sales were 19.8% in 2008 compared to 19.3% in 2007. Within the EMS segment, margins were favorably impacted by improved product mix as we continue to increase focus on sales into the higher margin target markets of defense and aerospace, industrial and medical. Within the Components and Sensors segment, unfavorable absorption of fixed costs and lower royalty income negatively impacted margins, partially offset by favorable product mix.
- Selling, general and administrative ("SG&A") and research and development ("R&D") expenses increased as a percent of sales to 14.6% in 2008 from 14.3% in 2007. The increase was driven by incremental expenses to support higher sales in the Components and Sensors segment and research and development spending devoted to the development and launch of new commercial market growth initiatives.
- Operating earnings in 2008 decreased slightly to $30.8 million, or 4.5% of sales, from $32.3 million, or 4.7% of sales, in 2007 primarily due to higher restructuring and restructuring-related and R&D expenses, partially offset by improved gross margins. Included in operating earnings were $6.1 million and $2.6 million of restructuring and restructuring-related costs for the years ended December 31, 2008 and December 31, 2007, respectively.
- In 2008, our effective tax rate was (2.02%) compared to 21.75% in 2007. Interest and other expense in 2008 was $1.5 million versus interest and other income of $0.2 million in 2007.

- Net earnings increased to $29.9 million in 2008 from $25.4 million in 2007. Diluted earnings per share were $0.81 in 2008 and $0.66 in 2007. The 2008 diluted earnings per share included $0.10 of restructuring and related charges and a tax benefit of $0.14. The 2007 diluted earnings per share included $0.05 of restructuring and related charges.

Critical Accounting Policies

Our MD&A is based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

Our served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgment when determining appropriate accounting decisions. Management believes that judgment and estimates related to the following critical accounting policies could materially affect our consolidated financial statements:

Estimating inventory valuation reserves, the allowance for doubtful accounts and other accrued liabilities

Management makes estimates of the carrying value of our inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the served markets affects these estimates. Similarly, management makes estimates of the collectability of our accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, we are involved in litigation in the normal course of business and are regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management's best estimate after considering the advice of legal counsel.

Valuation of long-lived and intangible assets, goodwill and depreciation/amortization periods

We assess the carrying value of long-lived and amortizable intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate. Factors considered important that could trigger this review include significant decreases in operating results, significant changes in our use of the assets, competitive factors and the strategy of our business, and significant negative industry or economic trends. We cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base.

When we determine that the carrying value of long-lived and amortizable intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the fair values assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests at least on an annual basis. We had goodwill of $33.2 million at December 31, 2008 and $24.7 million at December 31, 2007 and 2006.

We utilized a third-party valuation expert to assist management to complete the goodwill impairment testing as required by FAS No. 142. During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired. In reaching our conclusion relative to this market capitalization difference, we used the average CTS stock price for a recent number of days prior to December 31, 2008 and a conservative control premium based on comparative market transactions in our industry. Our analysis assumed revenue growth of approximately 8% over an extended period of time. If our market capitalization remains at or below its current level for an extended period of time, we may be required to recognize an impairment. If we have a goodwill impairment charge in the future, the impairment will have no impact on future cash flows nor will it result in a debt covenant violation.

Income Taxes

We account for income taxes in accordance with FAS 109, *Accounting for Income Taxes*, as clarified by FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria of FAS No. 109.

FIN 48 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. We must also estimate our current tax exposure for situations where taxing authorities would assert tax positions different than those we have taken. Such uncertain tax provisions are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. We estimate our income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2008 against the U.S. net deferred tax assets including the U.S. net operating loss carryforward asset of $55 million expiring in 2021-2024. We assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2009 through 2017. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets we served. We believe that, based upon the historical operating performance of our business units and the successful cost reduction efforts, we more likely than not, will realize the benefits of its U.S. net deferred tax assets.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. After considering the recommendations of our actuaries, we have assumed a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining our annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from five to 21 years. During the fourth quarter of each year, we review our actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material effect on our results of operations in future years.

For 2008, we had a weighted-average discount rate of 6.86% for pension income and expense. The discount rate on our domestic plans was 6.50% at January 1, 2009. The range of discount rates utilized by our foreign plans changed from 2.75% — 6.00% in 2007 to 2.50% — 6.90% in 2008. The expected return on domestic plan assets at January 1, 2009 remained at 8.50% and the range of expected returns on foreign plan assets decreased to 2.50% — 6.70% in 2009 from 2.75% - 7.13% in 2008. We expect these changes in actuarial assumptions will decrease 2009 consolidated pension income by approximately $5.8 million.

Equity-Based Compensation

Effective January 1, 2006, we adopted the provisions of FAS No. 123(R) that required us to recognize the expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings. We had stock options and restricted stock units outstanding at December 31, 2008.

FAS No. 123(R) requires companies to estimate the fair value of stock option awards on the date of grant using an option-pricing model. We use the Black-Scholes option-pricing model. A number of assumptions are used by the Black-

Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company's common stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings. Our stock options primarily have a graded-vesting schedule. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Results of Operations

Business Environment

We are experiencing an extremely difficult global economic environment, which is especially affecting our Components and Sensors segment. Within this segment, sales of automotive products represented 53% of sales in the fourth quarter of 2008. The automotive light-vehicle sales decreased 35% in the United States and approximately 20% in Western Europe in the fourth quarter of 2008 compared to the same period in 2007 and are projected to remain drastically lower worldwide in 2009. The light-vehicle sales in January 2009 confirmed further deterioration in automotive sales trends. In response, automotive OEMs are idling their plants in an effort to match production volumes with lower sales levels and have further reduced their purchases from component suppliers to lower inventories, affecting our near-term sensor and actuator shipments.

In the weakening automotive environment we have diversified our customer base, winning new programs and broadening the application of our sensor technology into the commercial market. Most of the new awards won were from Asian automotive OEMs and our diversification has decreased the percentage of total sales of the Detroit automotive OEMs (General Motors, Ford and Chrysler) which accounted for only 5% of total CTS sales in the fourth quarter compared to 9% in the same period last year. Our success in diversifying our customer base provides confidence in the growth and profitability of the automotive sensor and actuator products beyond 2009 when many new platforms will launch.

Within the Components and Sensors segment, sales of electronic components represent 47% of sales in the fourth quarter of 2008. These sales were flat year-over-year due to the challenging economic environment and program push-outs by some OEMs. Still, we achieved record wireless infrastructure design wins in 2008, which are a strong leading indicator of future program revenue, for applications in 3G wireless, WiMax and repeaters.

EMS segment sales represented 64% of sales in the fourth quarter 2008. EMS sales were stronger in the fourth quarter of 2008 compared to the third quarter of 2008, despite reduced sales to Hewlett Packard resulting from certain products going EOL. The EMS customer base is more diversified in 2008 than 2007, with no customer representing 10% or more of total company sales in the fourth quarter of 2008. Increased EMS segment sales benefited from both organic sales increases in the defense and aerospace and medical markets and sales growth as a result of acquiring Orion in early 2008.

Segment Discussion

Refer to Note M, "Segments", to our consolidated financial statements for a description of the Company's segments.

The following table summarizes net sales and operating earnings by segment:

($ in thousands)	EMS	Components & Sensors	Total
2008			
Net sales to external customers	**$399,294**	**$292,413**	**$691,707**
Segment operating earnings	**$ 12,362**	**$ 24,553**	**$ 36,915**
% of segment sales	**3.1%**	**8.4%**	**5.3%**
2007			
Net sales to external customers	$405,708	$280,237	$685,945
Segment operating earnings	$ 10,175	$ 24,716	$ 34,891
% of segment sales	2.5%	8.8%	5.1%
2006			
Net sales to external customers	$385,744	$269,870	$655,614
Segment operating earnings	$ 6,179	$ 30,963	$ 37,142
% of segment sales	1.6%	11.5%	5.7%

Components and Sensors Segment Discussion

Sales in the Components and Sensors segment in 2008 increased $12.2 million, or 4.3%, from 2007. The increase was primarily due to the acquisition of Tusonix in January 2008, which increased sales by approximately $14.0 million and improved piezoelectric product sales of approximately $5.0 million, partially offset by lower sales of automotive sensors and actuators of approximately $3.0 million.

Segment operating earnings decreased by $0.2 million, or 0.7%, from the prior year. Major drivers in the year-over-year decrease were unfavorable absorption of fixed costs, especially in the fourth quarter as sales declined significantly, incremental operating expenses of approximately $4.5 million to support the higher full-year sales and lower royalty income of approximately $2.0 million. These impacts were mostly offset by the margin contribution from higher full-year sales volume, improved product mix and higher pension income.

In 2008, CTS recorded pension income of $7.3 million, compared to $4.5 million of pension income recorded in 2007. The higher pension income results primarily from U.S. pension plans with assets in excess of projected benefit obligations. The primary factors contributing to the increase in pension income were higher gains on the plan assets and a higher discount rate reducing the liability.

Sales in the Components and Sensors segment in 2007 increased $10.4 million, or 3.8%, from 2006. The increase was primarily due to higher sales of automotive products of $15.4 million and increased sales in communication infrastructure applications, while sales of certain electronic component legacy resistor products were lower.

In 2007, segment operating earnings decreased by $6.2 million, or 20.2%, from 2006. Major drivers in the year-over-year decrease were higher legal and accounting expenses, lower fixed asset gains, lower royalty income, and a favorable insurance settlement received in the first quarter of 2006.

In 2007, CTS recorded pension income of $4.5 million, compared to $4.0 million of pension income recorded in 2006. The pension income results primarily from U.S. pension plans that with assets in excess of projected benefit obligations. The primary factors contributing to the increase in pension income were higher expected returns on the plan assets and changes in actuarial assumptions.

Electronic Manufacturing Services Segment Discussion

EMS segment sales in 2008 decreased $6.4 million, or 1.6%, from 2007. The decrease primarily resulted from expected EOL-driven lower sales to Hewlett-Packard and lower industrial market sales, partially offset by higher sales into defense and aerospace and communications markets, which includes the positive impact of the Orion acquisition.

The segment operating earnings of $12.4 million increased $2.2 million, or 21.4%, from the prior year. Earnings were favorably impacted primarily by improved product mix from focusing on sales in higher margin markets, despite lower sales volume.

EMS segment sales in 2007 increased $20.0 million, or 5.2%, from 2006. The increase was driven by higher sales in industrial, defense and aerospace and communications markets, partially offset by lower computer and medical market sales.

In 2007, segment operating earnings of $10.2 million increased $4.0 million, or 64.7%, from 2006. Earnings were favorably impacted primarily by margin contribution from higher sales volume and improved product mix, partially offset by higher compensation expenses and higher legal and accounting expenses.

Sales in Geographic Regions

Our sales in 2008 increased in the Americas to 56% from 53% in 2007. The Asia-Pacific region accounted for 31% of total sales in 2008 and 34% in 2007. Sales in Europe were unchanged from prior year at 13% in 2008. The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

	Components & Sensors			EMS			Consolidated Total		
Geographic Region	2008	2007	2006	2008	2007	2006	2008	2007	2006
Americas	44%	49%	51%	65%	56%	48%	56%	53%	49%
Asia-Pacific	29%	26%	26%	32%	40%	46%	31%	34%	38%
Europe	27%	25%	23%	3%	4%	6%	13%	13%	13%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2006-2008)

(continued)

Discussion — Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

(In thousands of dollars)	Year Ended December 31, 2008	2007	2006
Net sales	**$691,707**	$685,945	$655,614
Cost of goods sold	**554,116**	553,038	533,828
Restructuring-related charges	**518**	215	956
Gross margin	**137,073**	132,692	120,830
% of net sales	**19.8%**	19.3%	18.4%
Selling, general and administrative expenses	**82,589**	82,078	70,913
% of net sales	**11.9%**	12.0%	10.8%
Research and development expenses	**18,306**	15,896	15,873
% of net sales	**2.6%**	2.3%	2.4%
(Gain) loss on asset sales	**(219)**	42	(2,142)
Restructuring and impairment charges	**5,567**	2,401	3,368
Operating earnings	**30,830**	32,275	32,818
% of net sales	**4.5%**	4.7%	5.0%
Interest (expense)	**(3,814)**	(3,100)	(3,654)
Other income	**2,279**	3,300	1,502
Earnings before income taxes	**29,295**	32,475	30,666
Income tax (benefit) expense	**(591)**	7,063	6,469
Net earnings	**$ 29,886**(1)	$ 25,412(2)	$ 24,197(3)
% of net sales	**4.3**	3.7	3.7
Diluted earnings per share	**$ 0.81**(1)	$ 0.66(2)	$ 0.63(3)

(1) Net earnings and diluted earnings per share include a net impact of $6.1 million, or $0.10 per diluted share, related to restructuring and restructuring-related charges as a result of company-wide restructuring plans, $1.4 million, or $0.04 per diluted share benefit, pertaining to a change in the tax law of a certain jurisdiction and $4.1 million, or $0.11 per diluted share benefit, related to a reversal of tax reserves.

(2) Net earnings and diluted earnings per share include a net impact of $2.0 million, or $0.05 per diluted share, related to restructuring and restructuring-related charges associated with the realignment of operations.

(3) Net earnings and diluted earnings per share include a net impact of $3.4 million, or $0.08 per diluted share, related to restructuring and restructuring-related charges associated with the consolidation of the Berne, Indiana operations and the further impairment of an idle facility lease.

Net sales increased $5.8 million in 2008, or 0.8%, from the prior year, due to Components and Sensors sales increase of $12.2 million. The sales increase was primarily attributable to the acquisition of Tusonix in January 2008, which increased sales by approximately $14.0 million and improved piezoelectric product sales of approximately $5.0 million. Full-year sales of automotive sensors and actuators were down 1.6% as the impact of drastically lower automotive sales worldwide accelerated over the course of 2008 and was partially offset by the capture of new customers and new product introductions. Sales decreased $6.4 million in the EMS segment, driven by expected EOL-driven lower sales to Hewlett-Packard and lower industrial market sales, partially offset by higher sales in defense and aerospace and communications markets, including the positive impact of the recent Orion acquisition.

Net sales increased $30.3 million in 2007, or 4.6%, from 2006, primarily due to EMS sales increase of $20.0 million and growth in automotive component sales of $15.4 million. The EMS sales increase was attributable to higher sales in industrial, defense and aerospace and communications markets, partially offset by lower computer and medical market sales. In addition to the growth of automotive product sales in the Components and Sensors segment, sales in communication infrastructure applications increased, while sales of certain electronic component legacy resistor products were lower.

The Company's 15 largest customers represented 53% of net sales in 2008, down from 59% in 2007 and 61% in 2006. We continue our efforts to broaden our business base with expansion in defense and aerospace, communication and medical markets in the EMS segment and the diversification of automotive sensors and actuators and piezoelectric product offerings in the Components and Sensors segment. Sales to Hewlett-Packard Company represented 11% of net sales in 2008, 17% of net sales in 2007 and 22% of net sales in 2006.

Gross margins in 2008 increased $4.4 million from 2007 due to favorable product mix and improved cost controls in both segments, partially offset by unfavorable absorption of fixed costs. Gross margins within the Components and Sensors segment were also positively impacted by the contribution from higher sales and higher pension income, partially offset by lower royalty income.

Gross margins in 2007 increased $11.9 million from 2006 due to the contribution from higher sales volume and improved operational efficiencies in both segments. Gross margins as a percent of sales were 19.3% in 2007 compared to 18.4% in 2006. Within the Components and Sensors segment, margins were negatively impacted by unfavorable product mix and lower royalty income, partially offset by lower restructuring-related costs. Within the EMS segment, margins were favorably impacted by improved product mix and lower material spending, partially offset by higher restructuring and restructuring-related charges associated with the realignment of operations in the fourth quarter of 2007.

Selling, general and administrative expenses as a percentage of sales were 11.9% in 2008 and 12.0% in 2007. Legal and accounting fees occurring in 2007 were offset by expenses associated with acquisitions in 2008.

Selling, general and administrative expenses as a percentage of sales increased to 12.0% in 2007 from 10.8% in 2006. Expenses increased $11.2 million, primarily from higher legal and accounting fees, higher compensation expenses and a favorable insurance claim settlement recorded in 2006.

Research and development expenses were $18.3 million in 2008 compared to $15.9 million in both 2007 and 2006. The year-over-year increase reflects higher resources devoted to the development and launch of new commercial market growth initiatives. Ongoing research and development investment continues in the Components and Sensors segment. Our research and development activities are primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

Operating earnings in 2008 decreased to $30.8 million, or 4.4% of sales, from $32.3 million, or 4.7% of sales, in 2007 primarily due to higher restructuring and research and development expenses, as discussed above, partially offset by higher gross margins.

Operating earnings in 2007 decreased slightly to $32.3 million, or 4.7% of sales, from $32.8 million, or 5.0% of sales, in 2006 primarily due to higher selling, general and administrative expenses, as discussed above, offset by higher gross margins. The decrease in operating earnings was partially offset by higher gross margins and by lower restructuring and restructuring-related charges in 2007 than in 2006.

Interest and other expense in 2008 was $1.5 million versus income of $0.2 million in 2007. Compared to the prior year, net interest expense increased $1.3 million from higher outstanding debt balances and lower interest rates on cash balances. Foreign currency exchange losses were $1.3 million in 2008 versus a gain of $1.1 million in 2007.

Interest and other income in 2007 was $0.2 million versus an expense of $2.2 million in 2006. Compared to the prior year, interest income increased $1.1 million from higher cash balances, and interest expense was $0.6 million lower primarily from lower outstanding debt balances. Foreign currency exchange gains increased $0.8 million in 2007 as the dollar appreciated against virtually all major world currencies.

During 2008, we changed our effective tax rate from 21.75% to (2.02%). This tax benefit reflects the reversal of a valuation allowance in China, the implementation of the fifth protocol of the Canada-U.S. tax treaty, a greater portion of earnings coming from lower tax rate jurisdictions, and foreign tax holidays. These tax holidays, unless extended, are scheduled to expire in 2009-2011.

Net earnings increased $4.5 million to $29.9 million in 2008 from $25.4 million in 2007. Net earnings in 2008 included a net impact of $6.1 million, or $0.10 per diluted share, related to restructuring and restructuring-related charges as a result of a company-wide restructuring plan, $1.4 million, or $0.04 per diluted share, pertaining to a change in the tax law of a certain jurisdiction and $4.1 million, or $0.11 per diluted share, related to a reversal of tax reserves.

Restructuring and Restructuring-Related Charges

In September 2008, we initiated certain restructuring actions to transfer and consolidate certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008. We incurred approximately $5.5 million in restructuring and restructuring-related costs as a result of these actions.

Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

In November 2007, we announced a realignment of operations intended to create synergies by further enhancing our shared services model to include manufacturing support functions at locations that serve more than one business. In addition, certain production lines were transferred to better serve key customers and leverage existing capacity. The realignment process was completed in the second quarter of 2008. As a result of this realignment, we incurred approximately $2.6 million and $0.6 million in restructuring and restructuring-related costs in 2007 and 2008, respectively.

Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated

Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

In January 2006, we announced our intention to consolidate our Berne, Indiana manufacturing operations into three of our other facilities. Automotive product operations at Berne were transferred to CTS' automotive facilities in Matamoros, Mexico and Elkhart, Indiana. Electronic components operations in Berne were moved to CTS' Singapore facility. The Berne facility is currently being marketed for sale. As of December 31, 2006, the Berne consolidation process was substantially completed, with all expected charges recorded. As a result of this action, we incurred approximately $3.9 million in restructuring and restructuring-related costs in 2006.

Additionally, during 2006, CTS recorded a pre-tax restructuring charge of $0.4 million, or $0.3 million after-tax and $0.01 per diluted share, when it revised its estimate of the fair value of the remaining net liability of the operating lease for the idle Marlborough facility.

Of the restructuring and restructuring-related costs, $3.9 million relates to the Components and Sensors segment and $0.4 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statement of Earnings and the restructuring-related costs are included in cost of goods sold.

See Note P, "Restructuring Charges", to our consolidated financial statements for further discussion.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $44.6 million at December 31, 2008, compared to $52.9 million at December 31, 2007. Total debt increased to $80.5 million on December 31, 2008 from $73.0 million on December 31, 2007 due to increased borrowing against our revolving credit agreement, primarily to complete two acquisitions.

Total debt as a percentage of total capitalization was 22.5% at the end of 2008, compared with 18.4% in 2007. Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders' equity.

Working capital decreased by $9.3 million in 2008, primarily due to the decrease in cash and cash equivalents of $8.2 million, decreases in accounts receivable of $6.5 million, net inventory of $2.9 million and current deferred tax assets of $6.4 million, partially offset by an accounts payable decrease of $12.9 million.

Cash Flow

Operating Activities

Net cash provided by operations was $34.1 million in 2008. Components of cash flows from operations primarily included net earnings of $29.9 million, depreciation and amortization of $24.2 million and $5.6 million of restructuring charges, offset by an increase in the prepaid pension asset of $10.8 million and unfavorable changes in assets and liabilities of $15.5 million. The changes in assets and liabilities were primarily due to decreased accounts payable and accrued liabilities of $26.7 million partially offset by decreased inventory of $9.6 million and decreased accounts receivable of $7.4 million.

Net cash provided by operations was $48.6 million in 2007. Components of cash flows from operations included net earnings of $25.4 million, depreciation and amortization of $22.8 million and $2.4 million of restructuring charges, offset by an increase in the prepaid pension asset of $9.1 million and unfavorable changes in assets and liabilities of $1.8 million. The changes in assets and liabilities were primarily due to increased inventory of $12.8 million, partially offset by decreased accounts receivable of $5.4 million and increased accounts payable and accrued liabilities of $4.7 million.

Net cash provided by operations was $47.2 million in 2006. Components of cash flows from operations included net earnings of $24.2 million, depreciation and amortization of $24.9 million, and $3.4 million of restructuring charges. In addition, there were $15.2 million of unfavorable changes in accounts receivable partially offset by a $8.4 million increase in accounts payable and accrued liabilities.

Investing Activities

Net cash used in investing activities was $38.4 million in 2008, including $21.1 million paid for the acquisitions of Tusonix and Orion and $17.6 million of capital expenditures. See Note B, "Acquisitions", to our consolidated financial statements for further details on the acquisitions.

Net cash used in investing activities was $17.0 million in 2007, including capital expenditures of $16.1 million and a $1.0 million payment for the purchase of Alpha Ceramics, Inc. See Note B, "Acquisitions", to our consolidated financial statements for further details.

Net cash used in investing activities totaled $1.3 million in 2006, including capital expenditures of $15.8 million partially offset by $14.5 million of net proceeds from the sale of assets.

Free Cash Flow

The following table summarizes free cash flow for the Company:

(In millions of dollars)	Year Ended December 31, **2008**	2007	2006
Net cash provided by operations	**$ 34.1**	$ 48.6	$ 47.2
Capital expenditures	**(17.6)**	(16.1)	(15.8)
Free cash flow	**$ 16.5**	$ 32.5	$ 31.4

Free cash flow is a non-GAAP financial measure that CTS defines as net cash provided by operations less capital expenditures. The most directly comparable GAAP measure is net cash provided by operations. Management uses free cash flow to evaluate financial performance and in strategic planning, specifically, for investing and financing decisions. Management believes free cash flow is a useful measure because it reflects the performance of our overall operations more accurately than net cash provided by operations and because it provides investors with the same results that management used as the basis for making decisions about the business. Free cash flow is not an indicator of residual cash available for discretionary spending, because it does not take into account mandatory debt service or other non-discretionary spending requirements that are not deducted in the calculation of free cash flow. Management takes these limitations into account when using free cash flow to make investing and financing decisions.

Financing Activities

Net cash used in financing activities in 2008 was $2.1 million, which included $25.3 million paid to repurchase $27.5 million of our senior subordinated debentures at a discount, $7.0 million for the purchase of CTS common stock and dividend payments of $4.1 million, partially offset by $36.0 million of net proceeds from increased borrowing under our existing revolving credit agreement.

Net cash used in financing activities in 2007 was $17.5 million, which included $20.3 million for the purchase of CTS common stock, reductions in short-term notes payable of $4.4 million and $4.3 million in dividend payments partially offset by $11.1 million related to additional long-term debt.

Net cash used in financing activities in 2006 was $22.1 million, consisting of $15.6 million related mainly to the reductions in the subordinated debenture balance and short-term notes payable, $2.3 million purchase of CTS common stock and $4.3 million in dividend payments.

Capital Resources

Refer to Note G, "Debt", to our consolidated financial statements for further discussion.

Long-term debt was comprised of the following at December 31:

($ in thousands)	**2008**	2007
Revolving credit agreement, weighted-average interest rate of 3.3% (2008) and 5.6% (2007), due in 2011	**$48,000**	$12,000
Convertible, senior subordinated notes at a weighted-average rate of 2.125%, due in 2024	**32,500**	60,000
Total long-term debt	**$80,500**	$72,000

The debt matures as follows: 2008 — $0 million; 2009 — $0 million; 2010 — $0 million; 2011 — $48 million; 2012 — $0; thereafter — $32.5 million.

On June 27, 2006, we entered into a $100 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, we can expand the credit facility to $150 million, subject to participating banks' approval. There was $48 million and $12 million outstanding under the revolving credit agreement at December 31, 2008 and 2007, respectively. Interest rates on the revolving credit agreement fluctuate based upon LIBOR and our quarterly total leverage ratio. We pay a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.20 percent per annum at December 31, 2008. The revolving credit agreement requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. We were in compliance with all debt covenants at December 31, 2008. We do not expect any violations of these covenants unless there is a material decrease in net earnings for a prolonged period that would cause us to be unable to quickly reduce fixed expenses.

The revolving credit agreement also requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter or year. Additionally, the revolving credit agreement contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with our subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments. The revolving credit agreement expires in June 2011.

We have $32.5 million in aggregate principal amount of senior subordinated debentures ("2.125% Debentures"). These unsecured debentures bear interest at a rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The 2.125% Debentures are convertible, under certain circumstances, into CTS common stock at a price of $15.00 per share (which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes). Upon conversion of the 2.125% Debentures, in lieu of delivering common stock, we may, at our discretion, deliver cash or a combination of cash and common stock.

The conversion price of the 2.125% Debentures will be adjusted if we complete certain transactions, including: distribution of shares as a dividend to substantially all shareholders; subdivision, combination or reclassification of its common stock; distribution of stock purchase warrants to substantially all shareholders; distribution of cash, stock or property to shareholders in excess of $0.03 per share; or purchase of its common stock pursuant to a tender offer or exchange offer under certain circumstances.

Holders may convert the 2.125% Debentures at any time during a conversion period if the closing price of CTS common stock is more than 120% of the conversion price ($18.00 per share) for at least 20 of the 30 consecutive trading days immediately preceding the first trading day of the conversion period. The conversion periods begin on February 15, May 15, August 15, and November 15 of each year. Holders may also convert the notes if certain corporate transactions occur. As of December 31, 2008, none of the conditions for conversion of the 2.125% Debentures were satisfied.

The Debt Holder shall have the right, at the Holder's option, to require us to purchase all of the Holder's 2.125% Debentures called for redemption as directed on each of May 1, 2009, May 1, 2014 and May 1, 2019. We shall be required to purchase the 2.125% Debentures at a purchase price in cash equal to 100% of the principal amount plus accrued and unpaid interest. We may, at our option, redeem for cash all or a portion of the 2.125% Debentures at any time on or after May 1, 2009, at a redemption price equal to 100% of the principal amount of the debentures to be redeemed plus accrued and unpaid interest. In the fourth quarter 2008, we purchased $27.5 million of our 2.125% Debentures through open market discounted transactions. In the event that holders of the 2.125% Debentures require us to purchase a portion or all of the remaining $32.5 million principal amount of the 2.125% Debentures on May 1, 2009, we intend to utilize borrowing under our existing revolving credit agreement to fund the redemption, in the event other long-term financing is not utilized.

We have historically funded our capital and operating needs primarily through cash flows from operations supported by available credit under our bank credit agreements. We believe that expected positive cash flows from operations and available borrowings under our current credit agreements will be adequate to fund our working capital, capital expenditures, redemption of 2.125% Debentures and debt service requirements for at least the next twelve months. However, we may choose to pursue additional equity and/or debt financing to provide additional liquidity and/or fund acquisitions.

In November 2005, our Board of Directors authorized a program to repurchase up to one million shares of our common stock in the open market. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. During 2007, under this program, we repurchased 395,000 shares at a total cost of $4.9 million before the program expired June 29, 2007.

In June 2007, our Board of Directors authorized a program to repurchase up to two million shares of our common stock in the open market. The authorization expires on June 30, 2009. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. Since June 2007, we have repurchased 2,000,000 shares at a total cost of $22.2 million, which completed this program.

In May 2008, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization expires on June 30, 2009. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2008, we repurchased 22,500 shares at a total cost of $0.2 million.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2008, are expected to have on our liquidity and cash flow in future periods:

($ in millions)	Total	Payments Due by Period 2009	2010-2011	2012-2013	2014-beyond
Long-term debt[1]	$ 92.7	$ 1.3	$50.3	$ 1.4	$39.7[2]
Operating leases	27.9	7.5	11.5	6.0	2.9
Obligations associated with FIN 48	4.5	0.4	0.9	—	3.2
Purchase obligations	—	—	—	—	—
Retirement obligations	19.4	2.1	4.7	3.9	8.7
Total	$144.5	$11.3	$67.4	$11.3	$54.5

(1) Including principal and coupon payments of the 2.125% Debentures issued in 2004 and principal and interest payments of the revolving credit agreement. The holders of the 2.125% Debentures have the right to require us to purchase, for cash, all of the remaining $32.5 million 2.125% Debentures on May 1, 2009, May 1, 2014, or May 1, 2019. Refer to Note G, "Debt", in our consolidated financial statements.

(2) Debentures issued in May 2004. Investors may convert the debentures, under certain circumstances, at any time to CTS common stock. The conversion price is $15.00 per share.

Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We purchased direct materials, generally related to customer orders, for production occurring at our manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit us to take delivery of the quantities ordered generally over a specified delivery schedule. Our standard purchase order terms and conditions state that, should we cancel an order, we will reimburse our supplier only for the costs incurred at the time of cancellation. Our purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, our standard terms of sale provide for reimbursement of costs, including those related to our purchase orders. Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note H, "Retirement Plans," and Note A, "Summary of Significant Accounting Policies", in our consolidated financial statement for additional information related to the retirement plans, including the important assumptions.

We utilize a market-related approach in deriving fair value of plan assets. We do not expect any significant change in the approach in 2009. For plan asset allocation detail, please refer to Note H, "Retirement Plans", in our consolidated financial statements. We do not expect to make changes to the asset allocation in 2009. However, we may elect to make changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

During 2008, actual returns on plan assets deviated significantly from expected returns on plan assets. The deviation between expected and actual returns was primarily due to market conditions with approximately half of the loss in asset value occurring in the fourth quarter of 2008.

Based on our current assumptions relating to our pension plans, we do not expect to make any cash contributions to the United States defined benefit plans in the foreseeable future. The most significant assumptions relate to the discount rate, the expected long term return on plan assets and the rate of future compensation increase. If these assumptions prove to be incorrect then we may need to record additional expense relating to the pension plans which could have a material effect on our results of operations and could require cash contributions to fund future pension payments.

2009 Outlook

As a result of the economic environment affecting many of our customers, and lack of forward visibility, proactive measures have been taken to manage our cost structure and cash flows, while continuing to invest in new products and to seek growth opportunities. We will continue to reduce certain discretionary spending which will continue to have a positive effect on operating expenses and cash flows. We will continue to monitor all spending and may take additional actions if warranted.

Extremely challenging market conditions and minimal visibility make it very difficult to plan for 2009. Sales in 2009 are estimated to decline 12% to 18% from 2008 sales to a range of $565 million to $610 million. Full-year diluted earnings per share are projected in a range of $0.15 to $0.25 per share. These full-year projections include an especially tough first quarter and we expect to record a net loss with economic conditions improving gradually in the second half of the year. Our 2009 effective tax rate is expected to be in the range of 22% — 24%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation (an Indiana corporation) and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule II — Valuation and Qualifying Accounts and Reserves. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits. Our audit of, and opinion on, the Company's internal control over financial reporting does not include internal control over financial reporting of Tusonix, Inc., a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 3 and 2 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008. As indicated in Management's Report, Tusonix, Inc. was acquired during 2008 and therefore, management's assertion on the effectiveness of the Company' internal control over financial reporting excluded internal control over financial reporting of Tusonix, Inc.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statement in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

/s/ GRANT THORNTON LLP

Chicago, Illinois
February 20, 2009

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of dollars except per share amounts)

	Year Ended December 31, 2008	2007	2006
Net sales	**$691,707**	$685,945	$655,614
Costs and expenses:			
Cost of goods sold	**554,634**	553,253	534,784
Selling, general and administrative expenses	**82,589**	82,078	70,913
Research and development expenses	**18,306**	15,896	15,873
(Gain)/loss on asset sales	**(219)**	42	(2,142)
Restructuring and impairment charges — Note P	**5,567**	2,401	3,368
Operating earnings	**30,830**	32,275	32,818
Other (expense)/income:			
Interest expense	**(3,814)**	(3,100)	(3,654)
Interest income	**1,421**	2,052	934
Other	**858**	1,248	568
Total other (expense)/income	**(1,535)**	200	(2,152)
Earnings before income taxes	**29,295**	32,475	30,666
Income tax (benefit)/expense — Note J	**(591)**	7,063	6,469
Net earnings	**$ 29,886**	$ 25,412	$ 24,197
Net Earnings per share — Note D			
Basic	**$ 0.89**	$ 0.72	$ 0.68
Diluted	**$ 0.81**	$ 0.66	$ 0.63

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars except share amounts)

	December 31, 2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 44,628**	$ 52,868
Accounts receivable, less allowances (2008 — $2,165, 2007 — $1,304)	**94,175**	100,655
Inventories, net Finished goods	**7,813**	9,592
Work-in-process	**16,246**	18,064
Raw materials	**46,808**	46,122
Total inventories, net	**70,867**	73,778
Current deferred tax asset — Note J	**8,073**	14,494
Other current assets	**8,099**	9,045
Total current assets	**225,842**	250,840
Property, plant and equipment		
Land	**2,998**	1,783
Buildings	**96,133**	98,865
Machinery and equipment	**249,475**	258,438
Total property, plant and equipment	**348,606**	359,086
Accumulated depreciation	**(257,850)**	(266,261)
Net property, plant and equipment	**90,756**	92,825
Other assets		
Prepaid pension asset — Note H	**18,756**	107,158
Goodwill — Note E	**33,150**	24,657
Other intangible assets, net — Note E	**36,927**	36,743
Deferred income taxes — Note J	**82,093**	30,237
Other assets	**931**	1,232
Total other assets	**171,857**	200,027
Total Assets	**$ 488,455**	$ 543,692
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable — Note F	**$ —**	$ 1,000
Accounts payable	**71,285**	84,217
Accrued salaries, wages and vacation	**14,316**	15,296
Income taxes payable	**6,592**	5,581
Other accrued liabilities	**21,048**	22,825
Total current liabilities	**113,241**	128,919
Long-term debt — Note G	**80,500**	72,000
Other long-term obligations — Notes H and J	**17,536**	18,526
Contingencies — Note N	**—**	—
Shareholders' Equity		
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note K	**—**	—
Common stock — authorized 75,000,000 shares without par value; 54,031,844 shares issued at December 31, 2008 and 53,919,733 shares issued at December 31, 2007 — Note K	**280,266**	278,916
Additional contributed capital	**30,156**	28,563
Retained earnings	**362,391**	336,548
Accumulated other comprehensive loss	**(98,626)**	(29,808)
	574,187	614,219
Cost of common stock held in treasury (2008 — 20,320,759 shares; 2007 — 19,606,459 shares) — Note L	**(297,009)**	(289,972)
Total shareholders' equity	**277,178**	324,247
Total Liabilities and Shareholders' Equity	**$ 488,455**	$ 543,692

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Year Ended December 31, 2008	2007	2006
Cash flows from operating activities:			
Net earnings	**$ 29,886**	$ 25,412	$ 24,197
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**24,178**	22,818	24,896
Prepaid pension asset	**(10,788)**	(9,122)	(6,173)
Amortization of retirement benefit adjustments — Note H	**2,237**	3,944	—
Equity-based compensation — Note I	**3,375**	3,295	4,071
Deferred income taxes — Note J	**(4,687)**	1,572	1,885
(Gain)/loss on asset sales	**(219)**	42	(2,142)
Restructuring charge — Note P	**5,567**	2,401	3,368
Changes in assets and liabilities, net of effects from acquisitions			
Accounts receivable	**7,377**	5,357	(15,222)
Inventories	**9,585**	(12,812)	87
Accounts payable	**(16,181)**	6,011	9,486
Accrued liabilities	**(10,514)**	(1,307)	(1,082)
Income taxes payable	**(422)**	2,246	1,933
Other	**(5,295)**	(1,254)	1,881
Total adjustments	**4,213**	23,191	22,988
Net cash provided by operations	**34,099**	48,603	47,185
Cash flows from investing activities:			
Proceeds from sale of assets	**308**	65	14,482
Capital expenditures	**(17,647)**	(16,058)	(15,787)
Payment for acquisitions, net of cash acquired — Note B	**(21,054)**	(1,028)	—
Net cash used in investing activities	**(38,393)**	(17,021)	(1,305)
Cash flows from financing activities:			
Borrowings of long-term debt	**1,662,550**	94,600	73,850
Payments of long-term debt	**(1,651,823)**	(83,457)	(81,608)
Borrowings of short-term notes payable	**6,426**	47,571	123,758
Payments of short-term notes payable	**(7,426)**	(51,996)	(131,632)
Purchase of treasury stock	**(7,037)**	(20,344)	(2,309)
Dividends paid	**(4,063)**	(4,279)	(4,307)
Other	**(719)**	381	112
Net cash used in financing activities	**(2,092)**	(17,524)	(22,136)
Effect of exchange rate changes on cash	**(1,854)**	180	2,857
Net (decrease)/increase in cash and cash equivalents	**(8,240)**	14,238	26,601
Cash and cash equivalents at beginning of year	**52,868**	38,630	12,029
Cash and cash equivalents at end of year	**$ 44,628**	$ 52,868	$ 38,630
Supplemental cash flow information			
Cash paid during the year for:			
Interest	**$ 3,315**	$ 2,532	$ 3,133
Income taxes — net	**$ 4,821**	$ 2,301	$ 1,568

Supplemental schedule of non-cash investing and financing activities:

Refer to Note C, "Supplemental Schedule of Non-cash Investing and Financing Activities".

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of dollars)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Comprehensive Earnings	Treasury Stock	Total
Balances at January 1, 2006	$275,211	$24,743	$295,478	$ (244)		$(267,095)	$328,093
Net earnings			24,197		24,197		24,197
Cumulative translation adjustment				4,810	4,810		4,810
Minimum pension liability adjustment (net of tax of $50)				369	369		369
Comprehensive earnings					$ 29,376		
Adjustment to initially apply FAS No. 158, net of tax				(36,218)			(36,218)
Cash dividends of $0.12 per share			(4,305)				(4,305)
Issued 70,943 shares on exercise of stock option net	575					(112)	463
Issued 64,372 shares on vesting of restricted stock units	767	(1,133)					(366)
Acquired 170,600 shares for treasury stock						(2,309)	(2,309)
Tax benefits on exercise of options		193					193
Stock compensation		4,096					4,096
Balances at December 31, 2006	$276,553	$27,899	$315,370	$(31,283)		$(269,516)	$319,023
Net earnings			25,412		25,412		25,412
Cumulative translation adjustment				486	486		486
Other comprehensive income, net of tax							
Prior service costs				152	152		152
Unrecognized loss				837	837		837
Comprehensive earnings					$ 26,887		
Cash dividends of $0.12 per share			(4,234)				(4,234)
Returned 2,000 shares on restricted stock and cash bonus plan — net	27	38				(65)	—
Issued 50,400 shares on exercise of stock option — net	1,889						1,889
Exchanged 3,551 shares for stock options						(46)	(46)
Issued 199,087 shares on vesting of restricted stock units	447	(2,723)					(2,276)
Acquired 1,705,200 shares for treasury stock						(20,345)	(20,345)
Tax benefits on exercise of options		54					54
Stock compensation		3,295					3,295
Balances at December 31, 2007	$278,916	$28,563	$336,548	$(29,808)		$(289,972)	$324,247
Net earnings			**29,886**		**29,886**		**29,886**
Cumulative translation adjustment				**(9,111)**	**(9,111)**		**(9,111)**
Other comprehensive income, net of tax							
Prior service costs				**324**	**324**		**324**
Unrecognized loss				**(60,031)**	**(60,031)**		**(60,031)**
Comprehensive loss					**$(38,932)**		
Cash dividends of $0.12 per share			**(4,043)**				**(4,043)**
Issued 7,100 shares on exercise of stock option — net	**61**						**61**
Issued 105,011 shares on vesting of restricted stock units	**1,289**	**(1,724)**					**(435)**
Acquired 714,300 shares for treasury stock						**(7,037)**	**(7,037)**
Tax cost on exercise of options		**(58)**					**(58)**
Stock compensation		**3,375**					**3,375**
Balances at December 31, 2008	**$280,266**	**$30,156**	**$362,391**	**$(98,626)**		**$(297,009)**	**$277,178**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — Summary of Significant Accounting Policies

Business: CTS Corporation ("CTS" or the "Company") is a global manufacturer of electronic components and sensors and a supplier of electronic manufacturing services. The Company designs, manufactures, assembles, and sells a broad line of electronic components and sensors and provides electronic manufacturing services primarily to original equipment manufacturers ("OEMs"). CTS operates manufacturing facilities located throughout North America, Asia and Europe and services major markets globally.

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly owned subsidiaries. Refer to Note B, "Acquisitions", for a discussion of the acquisitions made by CTS. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity within the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Translation of Foreign Currencies: The financial statements of CTS' non-U.S. subsidiaries, except the U.K. subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS' Consolidated Statements of Earnings includes $1.3 million of foreign currency translation loss for the year ended December 31, 2008, and $1.1 million and $0.3 million of foreign currency translation gain for the years ended December 31, 2007 and 2006, respectively.

The assets and liabilities of CTS' U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the "accumulated other comprehensive earnings (loss)" component of shareholders' equity. Statement of earnings accounts are translated at the average rates during the period.

Comprehensive Earnings: CTS reports comprehensive earnings in accordance with the Financial Accounting Standards Board's ("FASB") Financial Accounting Standard ("FAS") No. 130, "Reporting Comprehensive Income (Loss)". The components of comprehensive earnings for CTS include foreign currency translation adjustments, unrecognized pension losses and prior service costs, and net earnings, and are reported within the Consolidated Statements of Shareholders' Equity in the columns titled "Comprehensive Earnings" and "Accumulated Other Comprehensive Earnings (Loss)".

The table below shows the components of accumulated other comprehensive earnings (loss) at December 31:

($ in thousands)	2008	2007
Accumulated translation	**$ (1,423)**	$ 7,688
Unrecognized amounts relating to benefit plans:		
Net loss	**(95,561)**	(35,530)
Prior service costs	**(1,642)**	(1,966)
Accumulated other comprehensive loss	**$(98,626)**	$(29,808)

Revenue Recognition: Substantially all of CTS' revenue is from product sales. CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management's analysis of historical returns, current economic trends, and changes in customer demands. All fees billed to the customer for shipping and handling are classified as a component of net revenues. All costs associated with shipping and handling is classified as a components of cost of sales. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors. CTS classifies sales taxes on a net basis in its consolidated financial statements.

Concentration of Credit Risk: The majority of cash and cash equivalents, is maintained in U.S. dollar demand deposits, AAA money market mutual funds, and in U.S. government securities, with the remainder maintained with several major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management's estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. Sales to Hewlett-Packard Company ("Hewlett-Packard") were 11% of net sales for the year ended December 31, 2008, 17% of net sales for the year ended December 31, 2007 and 22% of net sales for the year ended December 31, 2006. Amounts due from Hewlett-Packard were $7 million at December 31, 2008 and $18 million at December 31, 2007. Amounts due from Motorola were $14 million at December 31, 2008 and $11 million at December 31, 2007. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives, or construction of prototypes. CTS expenses all research and development costs as incurred.

Earnings Per Share: Basic and diluted earnings per common share are reported in conformity with the FAS No. 128, "Earnings per Share". Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in CTS' earnings. Diluted earnings per share is computed by dividing net earnings adjusted for the after-tax effect of interest on dilutive convertible debt by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note D, "Earnings Per Share".

Equity-Based Compensation: Effective January 1, 2006, CTS adopted the provisions of FAS No. 123(R), "Share-Based Payment", which requires CTS to recognize expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings. CTS had stock options and restricted stock units outstanding at December 31, 2008. Please refer to Note I, "Equity-Based Compensation", for further discussion.

FAS No. 123(R) requires companies to estimate the fair value of stock option awards on the date of grant using an option-pricing model. CTS uses the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings. CTS' stock options primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Cash Equivalents: CTS considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes: We account for income taxes in accordance with FAS 109, *"Accounting for Income Taxes,"* as clarified by FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria of FAS No. 109.

FIN 48 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Refer also to Note J, "Income Taxes".

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the future cash flows (undiscounted and without interest) expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. Refer also to Note H, "Retirement Plans".

Effective December 31, 2006, CTS adopted the provisions of FAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106, and 132(R)". FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation — in its statement of financial position; b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, "Employers' Accounting for Pensions", or FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"; c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position; and d) disclosure in the notes to financial statement additional information about certain effects on net periodic benefit costs for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. As required by the standard, CTS has applied these requirements prospectively.

Intangible Assets: CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the "reporting unit" level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. During the fourth quarter of 2008, CTS' market capitalization dropped below the net book value of its equity. This difference was considered while assessing goodwill impairment under FAS. No. 142, "Goodwill and Other Intangible Assets". CTS completed its annual impairment analysis during the fourth quarter of 2008, and determined that no impairment existed at December 31, 2008. If CTS' market capitalization remains at or below its current level for an extended period of time, CTS may be required to recognize an impairment in a future period. The Company continues to monitor its market capitalization and re-assess goodwill impairment as necessary. CTS had approximately $33.2 million and $24.7 million of goodwill at December 31, 2008 and 2007, respectively.

CTS amortizes the cost of other intangibles over a straight-line basis using their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS' cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer also to Note E, "Intangible Assets".

Financial Instruments: CTS' financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. CTS has estimated the fair value of its long-term debt to be $78.1 million, or $2.4 million less than the carrying value of $80.5 million. The estimated fair value of long-term debt was based on quoted dealer prices for the same or similar issues. The long-term debt is exchange-traded and classified within level 2 of the fair value hierarchy because the exchange is not deemed to be an active market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Amortization of Debt Issue Costs: CTS has debt issue costs that relate to the Company's long-term debt and are being amortized over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.5 million in 2008, $0.6 million in 2007, and $0.6 million in 2006 and is included in interest expense in the accompanying Consolidated Statements of Earnings.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2008.

Recent Accounting Pronouncements

FAS No. 141(R), "Business Combinations"

In December 2007, the FASB issued FAS No. 141(R), "Business Combinations" ("FAS No. 141(R)"), which replaces FAS No. 141, "Business Combinations" ("FAS No. 141"). Although the general provisions of FAS No. 141 are maintained, FAS No. 141(R) effectively replaces FAS No. 141's cost allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. The requirements of FAS No. 141 resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. The provisions of FAS No. 141(R) were intended to resolve these issues and therefore, improve the relevance, completeness and representational faithfulness of the information provided. This statement is effective for prospective business combinations consummated in fiscal years beginning on or after December 15, 2008. CTS does not expect the provisions of FAS No. 141(R) to have a material impact on its consolidated financial statements.

FAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51"

In December 2007, the FASB issued FAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("FAS No. 160"). Although FAS No. 160 retains the general accounting consolidation procedures regarding non-controlling interests, there are two key changes provided by FAS No. 160. First, accumulated losses attributable to such interests can exceed the original investment in the non-controlling interest. That is, a non-controlling interest can be in a debit position. Pro forma disclosures are required in the year of change. Second, such interests are a component of equity. Under current GAAP, such interests are normally included as either "mezzanine" (temporary) equity or liability. This statement is effective for CTS beginning January 1, 2009. CTS does not expect the provisions of FAS No. 160 to have a material impact on its consolidated financial statements.

FASB Staff Position FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13"

In February 2008, the FASB issued FASB Staff Position FAS 157-1 ("FSP FAS 157-1"). FSP FAS 157-1 removes leasing transactions accounted for under FAS No. 13 "Accounting for Leases" and related guidance from the scope of FAS No. 157 "Fair Value Measurements". CTS has adopted FSP FAS 157-1 and the provisions do not have a material impact on its consolidated financial statements.

FASB Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157"

In February 2008, the FASB issued FASB Staff Position FAS 157-2 ("FSP FAS 157-2"). FSP FAS 157-2 delays the effective date of FAS No. 157 "Fair Value Measurements" for all non-recurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. CTS has adopted FSP FAS 157-2 to delay the adoption of FAS No. 157 for non-financial assets.

FAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133"

In March 2008, the FASB issued FAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("FAS No. 161"). FAS No. 161 expands the disclosure requirements in FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for CTS beginning January 1, 2009. CTS does not expect the provisions to have a material impact on its consolidated financial statements.

FAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles"

In May 2008, the FASB issued FAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FAS No. 162"). FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States ("the GAAP hierarchy"). The GAAP hierarchy provides for four categories of GAAP which include (in descending order of authority): (a) current pronouncements and its interpretations; (b) FASB technical bulletins and AICPA accounting and industry guides; (c) AICPA Practice bulletins and Emerging

Issue Task Force Consensus ("EITFs"); and (d) FASB implementation guides. An entity is required to follow the accounting treatment specified by the accounting principle from the source in the highest category. This statement is effective for CTS 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". CTS does not expect the provisions to have a material impact on its consolidated financial statements.

FASB Staff Position APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"

In May 2008, the FASB issued FASB Staff Position APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires issuers of such instruments to separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 should be applied retroactively to all past periods presented even if the instrument has matured, has been converted, or has otherwise been extinguished as of FSP APB 14-1's effective date. FSP APB 14-1 is effective for CTS beginning January 1, 2009. CTS does not expect the provisions of FSP APB 14-1 to have a material impact on its consolidated financial statements.

FASB Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets"

In April 2008, the FASB issued FASB Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3") which amends the list of factors an entity should consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"). FSP FAS 142-3 applies to intangible assets that are acquired individually or with a group of assets and intangible assets acquired in both business combinations and asset acquisitions. FSP FAS 142-3 removes the provision under FAS No. 142 that requires an entity to consider whether the renewal or extension can be accomplished without substantial cost or material modifications of the existing terms and conditions associated with the asset. Instead, FSP FAS 142-3 requires that an entity consider its own experience in renewing similar arrangements. An entity would consider market participant assumptions regarding renewal if no such relevant experience exists. FSP FAS 142-3 is effective for CTS beginning January 1, 2009. CTS does not expect the provisions to have a material impact on its consolidated financial statements.

FASB Staff Position FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets"

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"), which expands the disclosures required by employers for postretirement plan assets. FSP FAS 132(R)-1 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. In addition, this FSP requires new disclosures similar to those in FAS No. 157, "Fair Value Measurements", in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. FSP FAS 132(R)-1 is effective for periods ending after December 15, 2009.

NOTE B — Acquisitions

In 2008, CTS acquired, with cash, 100% of the outstanding capital stock of the following two entities for $21.1 million, net of $1.3 million cash received.

- Tusonix, Inc. ("Tusonix"), based in Tucson, Arizona, a leader in the design and manufacture of ceramic electromagnetic interference and radio frequency interference ("EMI/RFI") filters; and
- Orion Manufacturing, Inc. ("Orion"), based in San Jose, California, a contract electronics manufacturer.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition:

($ in thousands)	Tusonix At January 28, 2008	Orion At March 12, 2008	Total
Current assets	$ 6,517	$ 8,348	$14,865
Property, plant and equipment	4,792	785	5,577
Amortizable intangible assets	2,500	1,300	3,800
Goodwill	1,860	6,636	8,496
Other long-term assets	(838)	(26)	(864)
Fair value of assets acquired, including 1,295 cash acquired	14,831	17,043	31,874
Current liabilities	2,341	7,184	9,525
Fair value of liabilities acquired	2,341	7,184	9,525
Net assets acquired	12,490	9,859	22,349
Cash acquired	1,295	—	1,295
Net cash paid	$11,195	$ 9,859	$21,054

The acquisition of Tusonix will expand CTS' technology and customer base within the Components and Sensors segment. The acquisition of Orion will enable CTS' EMS segment to achieve significant synergies by combining the Orion operation with the CTS operation in Santa Clara, California. It will also expand CTS' customer base in certain target markets.

Under the terms of the Orion agreement, CTS may pay a contingent earn out of up to $1.75 million in cash, based on the achievement of certain financial targets in 2008 and 2009. Contingencies earned under the terms of this agreement will be recorded as an adjustment to the purchase price. Accordingly, CTS accrued $0.75 million at December 31, 2008.

CTS determined the preliminary purchase price allocations on the acquisitions based on estimates of the fair values of the assets acquired and liabilities assumed. These estimates were arrived at using recognized valuation techniques. CTS is in the process of determining values of certain assets. In addition, the Company analyzed historical net operating losses available for carryforward, limitations on those earnings in various taxing jurisdictions, and other facts and circumstances that had an impact on the final allocation of the purchase price to deferred income taxes. Accordingly, the allocation of the purchase price is subject to refinement. CTS finalized the purchase price allocation of Tusonix at the end of January 2009 and expects to finalize Orion by the end of March 2009.

Goodwill recognized in those transactions amounted to $8.5 million and is not deductible for tax purposes. Of this goodwill, $6.6 million was assigned to the EMS segment and $1.9 million was assigned to the Components and Sensors segment. In addition, CTS also recognized $2.5 million and $1.3 million of customer list intangibles for Tusonix and Orion, respectively. These intangibles will be amortized over a period of 15 years and 10 years for Tusonix and Orion, respectively.

These acquisitions have been accounted for using the purchase method of accounting in accordance with FAS No. 141, whereby the total purchase price has been allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition is immaterial to CTS' results of operations.

In December 2007, CTS acquired Alpha Ceramics, Inc. ("Alpha"), a privately held company, for $2.0 million. This business was acquired with $1.0 million cash on hand and incurrence of a $1.0 million liability. The results of operations have been included in the consolidated financial statements since that date. Alpha Ceramics provides piezoceramic materials for sensor and transducer manufacturers in military and aerospace markets. The assets acquired include machinery and equipment, inventory, and certain intellectual property.

The acquisition has been accounted for using the purchase method of accounting in accordance with FAS No. 141, whereby the total purchase price has been allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition is immaterial to CTS' results of operations.

NOTE C — Supplemental Schedule of Noncash Investing and Financing Activities

In December 2007, CTS acquired 100% of the capital stock of Alpha Ceramics, Inc. In conjunction with the acquisition, CTS paid cash and assumed liabilities as follows (refer to Note B, "Acquisitions"):

($ in millions)

Cash paid	$1.0
Liabilities assumed	1.0
Fair value of assets acquired	$2.0

NOTE D — Earnings Per Share

FAS No. 128, "Earnings per Share", requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share ("EPS") computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the years ended December 31, 2008, 2007, and 2006.

(In thousands of dollars, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2008			
Basic EPS	**$29,886**	**33,728**	**$0.89**
Effect of dilutive securities:			
Equity-based compensation plans		**453**	
Convertible debt	**941**	**3,683**	
Diluted EPS	**$30,827**	**37,864**	**$0.81**
2007			
Basic EPS	$25,412	35,498	$0.72
Effect of dilutive securities:			
Equity-based compensation plans		472	
Convertible debt	998	4,000	
Diluted EPS	$26,410	39,970	$0.66
2006			
Basic EPS	$24,197	35,826	$0.68
Effect of dilutive securities:			
Equity-based compensation plans		402	
Convertible debt	984	4,000	
Diluted EPS	$25,181	40,228	$0.63

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2008, 2007, and 2006 diluted earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

(Number of shares in thousands)	Year Ended December 31, 2008	2007	2006
Stock options where the exercise price exceeds the average market price of common shares during the period	**810**	647	695

NOTE E — Intangible Assets

CTS has the following intangible assets as of December 31:

($ in thousands)	2008 Gross Carrying Amount	2008 Accumulated Amortization	2007 Gross Carrying Amount	2007 Accumulated Amortization
Amortized intangible assets:				
Customer lists/relationships	**$51,084**	**$(15,038)**	$47,284	$(12,543)
Patents	**10,319**	**(9,886)**	10,319	(8,815)
Employment agreements	**—**	**—**	142	(142)
Other intangibles	**500**	**(52)**	500	(2)
Total	**61,903**	**(24,976)**	58,245	(21,502)
Goodwill	**33,150**	**—**	24,657	—
Total intangible assets	**$95,053**	**$(24,976)**	$82,902	$(21,502)

Of the net intangible assets at December 31, 2008, $39.5 million relates to the EMS segment and $30.6 million relates to the Components and Sensors segment. Of the $33.2 million of goodwill, $30.8 million relates to the EMS segment and $2.4 million relates to the Components and Sensors segment. CTS recorded amortization expense of $3.6 million, $3.1 million, and $3.2 million for the years ended December 31, 2008, 2007, and 2006, respectively. The weighted average remaining amortization period for the amortizable intangible assets is 16.8 years. CTS estimates annual amortization expense of $3.0 million in 2009, $2.5 million in 2010, $2.4 million in years 2011 through 2013, and $24.3 million thereafter.

NOTE F — Notes Payable

CTS had line of credit arrangements of $12.6 million and $24.8 million at December 31, 2008 and 2007, respectively. No amount was outstanding at December 31, 2008. CTS had $1.0 million outstanding at December 31, 2007. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option. The majority of the line of credit arrangements at December 31, 2008 are unsecured. However, one line of credit for $0.7 million is secured by the land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 4.9% in 2008 and 5.5% in 2007.

NOTE G — Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	**2008**	2007
Revolving credit agreement, weighted-average interest rate of 3.3% (2008) and 5.6% (2007), due in 2011	**$48,000**	$12,000
Convertible, senior subordinated debentures at a weighted-average rate of 2.125%, due in 2024	**32,500**	60,000
Total long-term debt	**$80,500**	$72,000

The debt matures as follows: 2009 — $0 million, 2010 — $0 million; 2011 — $48 million; 2012 — $0; 2013 — $0; thereafter — $32.5 million.

On June 27, 2006, CTS entered into a $100 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, CTS can expand the credit facility to $150 million, subject to participating banks' approval. There was $48.0 million and $12.0 outstanding under the revolving credit agreement at December 31, 2008 and 2007, respectively. At December 31, 2008, CTS had $52 million available under this agreement. Interest rates on the revolving credit agreement fluctuate based upon LIBOR and the Company's quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.20 percent per annum at December 31, 2008. The revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. CTS was in compliance with all debt covenants at December 31, 2008. The revolving credit agreement requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year-end. Additionally, the revolving agreement contains restrictions limiting CTS' ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS' subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments. The revolving credit agreement expires in June 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

CTS has $32.5 million in aggregate principal amount of senior subordinated debentures ("2.125% Debentures"). These unsecured debentures bear interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The 2.125% Debentures are convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share (which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes). Upon conversion of the 2.125% Debentures, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.

The conversion price of the 2.125% Debentures will be adjusted if CTS completes certain transactions, including: distribution of shares as a dividend to substantially all shareholders; subdivision, combination or reclassification of its common stock; distribution of stock purchase warrants to substantially all shareholders; distribution of cash, stock or property to shareholders in excess of $0.03 per share; or purchase of its common stock pursuant to a tender offer or exchange offer under certain circumstances.

Holders may convert the 2.125% Debentures at any time during a conversion period if the closing price of CTS common stock is more than 120% of the conversion price ($18.00 per share) for at least 20 of the 30 consecutive trading days immediately preceding the first trading day of the conversion period. The conversion periods begin on February 15, May 15, August 15, and November 15 of each year. Holders may also convert the debentures if certain corporate transactions occur. As of December 31, 2008, none of the conditions for conversion of the 2.125% Debentures were satisfied.

CTS may, at its option, redeem all or a portion of the 2.125% Debentures for cash at any time on or after May 1, 2009, at a redemption price equal to the principal amount of the debentures plus any accrued and unpaid interest at the redemption date. Holders may require CTS to purchase for cash all or part of their debentures on May 1, 2009, 2014, and 2019, or upon the occurrence of certain events, at 100% of the principal amount of the debentures plus accrued and unpaid interest up to, but not including, the date of purchase. In the fourth quarter 2008, CTS purchased $27.5 million of its 2.125% Debentures through open market discounted transactions. In the event that a portion or all of the remaining $32.5 million of these debentures are redeemed on May 1, 2009, CTS intends to utilize its existing revolving credit agreement to fund the redemption, in the event other long-term financing is not utilized.

NOTE H — Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans ("Pension Plans") covering approximately 15% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

Effective December 31, 2006, CTS adopted all of the provisions of FAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)". FAS No. 158 requires employers to: a) recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation — in its statement of financial position; b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS No. 87, "Employers' Accounting for Pensions", or FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position; and d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. As required by the standard, CTS has applied these FAS No. 158 requirements prospectively.

The measurement date for the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2008 and 2007. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

($ in thousands)	Pension Plans 2008	Pension Plans 2007	Other Postretirement Benefit Plan 2008	Other Postretirement Benefit Plan 2007
Accumulated benefit obligation	**$198,400**	$201,767	**$ 4,726**	$ 5,723
Change in projected benefit obligation:				
Projected benefit obligation at January 1	**$210,228**	$216,927	**$ 5,723**	$ 5,338
Service cost	**3,532**	4,763	**20**	22
Interest cost	**13,068**	11,961	**368**	333
Plan amendment and other	**(2,227)**	1,468	**—**	—
Actuarial (gain) loss	**(4,517)**	(11,849)	**(1,250)**	164
Benefits paid	**(13,687)**	(13,042)	**(135)**	(134)
Curtailment	**(420)**	—	**—**	—
Projected benefit obligation at December 31	**$205,977**	$210,228	**$ 4,726**	$ 5,723
Change in plan assets:				
Assets at fair value at January 1	**$308,851**	$306,344	**$ —**	$ —
Actual return on assets	**(82,107)**	12,209	**—**	—
Company contributions	**2,361**	3,070	**135**	134
Benefits paid	**(13,649)**	(13,042)	**(135)**	(134)
Other	**(2,070)**	270	**—**	—
Assets at fair value at December 31	**$213,386**	$308,851	**$ —**	$ —
Funded status (plan assets less projected benefit obligations)	**$ 7,409**	$ 98,623	**$(4,726)**	$(5,723)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

($ in thousands)	Pension Plans 2008	Pension Plans 2007	Other Postretirement Benefit Plan 2008	Other Postretirement Benefit Plan 2007
Prepaid pension asset	**$ 18,756**	$107,150	**$ —**	$ —
Other accrued liabilities	**(1,020)**	(892)	**(361)**	(377)
Other long-term obligations	**(10,327)**	(7,635)	**(4,365)**	(5,346)
	$ 7,409	$ 98,623	**$(4,726)**	$(5,723)

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss at December 31, 2008:

$ in thousands	**Pension Plans Unrecognized Loss**	**Pension Plans Prior Service Cost**	**Pension Plans Total**	**Post Retirement Plans Unrecognized Loss/(Gain)**	**Post Retirement Plans Prior Service Cost**	**Post Retirement Plans Total**
Balance at January 1, 2008	$35,396	$1,965	$37,361	$ 134	$ 1	$ 135
Amortization of retirement benefits, net of tax	(1,170)	(323)	(1,493)	—	(1)	(1)
Reclassification adjustments	61,953	—	61,953	(752)	—	(752)
Balance at December 31, 2008	$96,179	$1,642	$97,821	$(618)	$—	$(618)

Of these amounts, CTS expects to recognize approximately $4.8 million and $0.5 million of losses and prior service costs, respectively, in 2009 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2009.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2008 and 2007 is shown below:

($ in thousands)	2008	2007
Projected benefit obligation	**$39,190**	$10,047
Accumulated benefit obligation	**37,319**	8,260
Fair value of plan assets	**27,843**	1,520

Net pension (income)/postretirement expense in 2008, 2007, and 2006 includes the following components:

($ in thousands)	Pension Plans 2008	Pension Plans 2007	Pension Plans 2006	Other Postretirement Benefit Plan 2008	Other Postretirement Benefit Plan 2007	Other Postretirement Benefit Plan 2006
Service cost	**$ 3,532**	$ 4,763	$ 5,113	**$ 20**	$ 22	$ 19
Interest cost	**13,068**	11,961	12,086	**368**	333	299
Expected return on plan assets[1]	**(26,341)**	(25,386)	(24,739)	**—**	—	—
Amortization of unrecognized:						
Transition obligation	**—**	—	—	**—**	—	—
Prior service cost	**538**	923	482	**—**	1	1
Loss	**1,699**	3,020	2,716	**—**	—	—
Curtailment loss	**—**	—	325	**—**	—	(81)
Additional cost due to early retirement	**237**	207	—	**—**	—	—
Net (income) expense	**$ (7,267)**	$ (4,512)	$ (4,017)	**$ 388**	$ 356	$ 238
Weighted-average actuarial assumptions[2]						
Benefit obligation assumptions:						
Discount rate	**6.86%**	6.47%	5.72%	**6.90%**	6.50%	5.75%
Rate of compensation increase	**4.80%**	4.81%	4.78%	**—**	—	—
Pension income/postretirement Expense assumptions:						
Discount rate	**6.44%**	5.71%	5.92%	**6.50%**	5.75%	6.00%
Expected return on plan assets[1]	**8.41%**	8.43%	8.43%	**—**	—	—
Rate of compensation increase	**4.80%**	4.81%	4.70%	**—**	—	—

(1) Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2) During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the generally accepted capital market principle that assets with higher volatility generate a greater return over the long term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS' pension plan asset allocation at December 31, 2008 and 2007, and target allocation for 2009 by asset category are as follows:

Asset Category	Target Allocations 2009	Percentage of Plane Assets at December 31, 2008	2007
Equity securities[1]	**70%**	56%	67%
Debt securities	**20%**	39%	28%
Other	**10%**	5%	5%
Total	**100%**	100%	100%

(1) Equity securities include CTS common stock in the amounts of approximately $8.0 million (4% of total plan assets) at December 31, 2008 and approximately $14.5 million (5% of total plan assets) at December 31, 2007.

CTS employs a total return on investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small, and large capitalizations. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2009 are $1.7 million and $0.4 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plan
2009	$13,587	$ 361
2010	14,498	369
2011	16,706	374
2012	15,185	378
2013	16,560	380
Thereafter	88,005	1,854

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $4.1 million in 2008, $3.8 million in 2007, and $2.9 million in 2006.

NOTE I — Equity-Based Compensation

Effective January 1, 2006, CTS adopted the provisions of FAS No. 123(R). FAS No. 123(R) requires that CTS recognize expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings.

CTS has elected to follow the modified prospective transition method allowed by FAS No. 123(R), and therefore, has applied the provisions of FAS No. 123(R) to awards modified or granted after January 1, 2006. In addition, for awards which were unvested as of January 1, 2006, CTS is recognizing compensation expense in the Consolidated Statements of Earnings over the remaining vesting period. The compensation expense for these awards will be based on the grant-date fair value as calculated for the prior years' pro forma disclosures. As allowed under the modified prospective transition method, the financial results for prior periods have not been restated. The cumulative effect of the change in accounting principle from APB Opinion No. 25 was not material.

At December 31, 2008, CTS had five equity-based compensation plans: the 1988 Restricted Stock and Cash Bonus Plan ("1988 Plan"), the 1996 Stock Option Plan ("1996 Plan"), the 2001 Stock Option Plan ("2001 Plan"), the Nonemployee Directors' Stock Retirement Plan "Directors' Plan", and the 2004 Omnibus Long-Term Incentive Plan ("2004 Plan"). All of these plans, except the Directors' Plan were approved by shareholders. As of December 2004, additional grants can only be made under the 2004 Plan. CTS believes that equity-based awards align the interest of employees with those of its shareholders.

The 2004 Plan, and previously the 1996 Plan and 2001 Plan, provide for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS' Board of Directors. In addition, the 2004 Plan allows for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of Earnings for the years ending December 31, 2008, 2007, and 2006 relating to equity-based compensation plans:

($ in thousands)	Year Ended December 31 2008	2007	2006
Stock options(1)	**$ 127**	$ 371	$1,033
Restricted stock units	**3,216**	2,797	2,826
Restricted stock	**32**	127	212
Total	**$3,375**	$3,295	$4,071

(1) Stock option expense includes $1, $14, and $45 ending December 31, 2008, 2007, and 2006, respectively, related to non- employee director stock options.

The total tax benefit related to the equity-based compensation plans recognized in income is approximately $1.4 million, $1.3 million and $1.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table summarizes the plan status as of December 31, 2008:

	2004 Plan	2001 Plan	1996 Plan
Awards originally available	6,500,000	2,000,000	1,200,000
Stock options outstanding	313,850	743,863	236,550
Restricted stock units outstanding	700,498	—	—
Awards exercisable	239,325	743,863	236,550
Awards available for grant	5,075,709	—	—

Stock Options

Stock options are exercisable in cumulative annual installments over a maximum 10-year period, commencing at least one year from the date of grant. Stock options are generally granted with an exercise price equal to the market price of the Company's stock on the date of grant. The stock options generally vest over four years and have a 10-year contractual life. The awards generally contain provisions to either accelerate vesting or allow vesting to continue on schedule upon retirement if certain service and age requirements are met. The awards also provide for accelerated vesting if there is a change in control event.

The Company estimates the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities are based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. The range of option terms shown below results from certain groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

($ in thousands)	Year Ended December 31 2006
Expected volatility	**53.3-58.2%**
Weighted-average expected volatility	**54.1%**
Expected dividends	**0.9%**
Expected term	**4.0-10.0 years**
Weighted-average risk-free rate	**5.1%**

A summary of the status of stock options as of December 31, 2008, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	**1,426,638**	**16.06**		
Granted	—	—		
Exercised	**(7,100)**	**8.40**		
Expired	**(125,275)**	**32.26**		
Outstanding at December 31, 2008	**1,294,263**	**14.53**	**3.9 years**	—
Exercisable at December 31, 2008	**1,219,738**	**14.65**	**3.7 years**	—

The weighted-average grant-date fair value of options granted during the year 2006 was $6.53. There was no intrinsic value for options exercised during the year ended December 31, 2008. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $0.2 million and $0.4 million, respectively. The exercise price of options granted during the year ended December 31, 2006 equaled the trading price of the Company's stock on the grant date. No stock options were granted during the years ended December 31, 2008 or 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

A summary of the nonvested stock options as of December 31, 2008, and changes during the year then ended, is presented below:

($ in thousands, except per share amounts)	2008 Options	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2008	158,587	$6.41
Granted	—	—
Vested	(84,062)	6.46
Forfeited	—	—
Nonvested at December 31, 2008	74,525	6.36

(1) Based on historical experience, CTS currently expects approximately all of these options to vest.

The total fair value of options vested during the years ended December 31, 2008, 2007, and 2006 was approximately $0.5 million, $0.9 million, and $1.1 million, respectively. As of December 31, 2008, there was $39,000 of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 1.06 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/08	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/08	Weighted-Average Exercise Price
$7.70 - 11.11	782,263	4.65	$ 9.44	749,238	$ 9.37
13.68 - 16.24	227,800	4.74	14.12	186,300	14.22
23.00 - 33.63	236,950	1.99	24.80	236,950	24.80
35.97 - 79.25	47,250	1.37	49.21	47,250	49.21

Service-Based Restricted Stock Units

Service-based restricted stock units ("RSUs") entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers and key employees and non-employee directors as compensation. Generally, the RSUs vest over a three to five-year period.

RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of the Company's stock on the grant date.

A summary of RSU activity as of December 31, 2008, and changes during the year then ended, is presented below (in thousands of dollars except per share amounts):

RSUs	Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	595,148	$12.14		
Granted	319,950	8.94		
Converted	(145,360)	11.87		
Forfeited	(69,380)	11.96		
Outstanding at December 31, 2008	700,358	$10.76	5.9 years	$3,860
Convertible at December 31, 2008	83,438	$11.86	15.8 years	$ 461

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2008, 2007, and 2006 was $8.94, $11.89, and $13.80, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2008 and 2007 was $1.6 million and $2.8 million, respectively.

A summary of the nonvested RSUs as of December 31, 2008, and changes during the year then ended, is presented below:

	RSUs	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2008	531,310	$12.11
Granted	319,950	8.94
Vested	(164,960)	11.66
Forfeited	(69,380)	11.96
Nonvested at December 31, 2008	616,920	$10.61

The total fair value of RSUs vested during the years ended December 31, 2008 and 2007 was approximately $1.9 million and $3.1 million, respectively. As of December 31, 2008, there was $2.9 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.51 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units

On February 6, 2007, CTS granted performance-based restricted stock unit awards for certain executives. Executives received a total of 17,100 units based on achievement of year-over-year sales growth and free cash flow performance goals for fiscal year 2007. These units will cliff vest and convert one-for-one to CTS common stock on December 31, 2010.

On February 5, 2008, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur, if at all, at a rate of 200% of the target amount of 42,200 units in 2010 subject to certification of the 2009 fiscal year results by CTS' independent auditors. Vesting is dependent upon CTS' achievement of sales growth targets.

CTS recorded compensation expense of approximately $81,000 and $32,000 related to performance-based restricted stock units during the years ended December 31, 2008 and 2007. As of December 31, 2008 there was $113,000 of unrecognized compensation cost related to performance-based RSUs. That cost is expected to be recognized over a weighted-average period of 1.50 years.

Market-Based Restricted Stock Units

On July 2, 2007, CTS granted a market-based restricted stock unit award for an executive officer. An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date. Vesting may occur, if at all, at a rate of up to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to 32 enumerated peer group companies' total stockholder return rates. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return.

On February 5, 2008, CTS granted market-based restricted stock unit awards for certain executives. Vesting may occur, if at all, at a rate of up to 200% of the target amount of 63,300 units in 2010. Vesting is dependent upon CTS' achievement of total stockholder return relative to 29 enumerated peer group companies' stockholder return rates.

CTS recorded compensation expense of approximately $448,000 and $18,000 related to market-based restricted stock units during the years ended December 31, 2008 and 2007.

As of December 31, 2008 there was approximately $597,000 of unrecognized compensation cost related to market-based RSUs. That cost is expected to be recognized over a weighted average period of 1.31 years.

Restricted Stock and Cash Bonus Plan

CTS' 1988 Plan originally reserved 2,400,000 shares of CTS' common stock for sale at market price, or award, to key employees. The 1988 Plan was concluded on June 27, 2008.

Stock Retirement Plan

The Directors' Plan provided for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors' Plan was frozen effective December 1, 2004. All future grants will be from the 2004 Plan.

NOTE J — Income Taxes

Earnings (loss) before income taxes consist of the following:

($ In Thousands)	2008	2007	2006
Domestic	**$ 7,496**	$12,065	$11,584
Non-U.S.	**21,799**	20,410	19,082
Total	**$29,295**	$32,475	$30,666

Significant components of income tax provision (benefit) are as follows:

($ In Thousands)	2008	2007	2006
Current:			
Federal	**$ 42**	$ —	$ 318
State	**212**	463	365
Non-U.S.	**3,842**	5,028	3,903
Total Current	**4,096**	5,491	4,586
Deferred:			
Federal	**(612)**	1,781	886
State	**331**	371	939
Non-U.S.	**(4,406)**	(580)	58
Total Deferred	**(4,687)**	1,572	1,883
Total (Benefit)/Provision for Income Taxes	**$ (591)**	$7,063	$6,469

Significant components of the CTS' deferred tax liabilities and assets at December 31, 2008 and 2007 are:

($ in thousands)	2008	2007
Pensions	**$ 6,238**	$ 40,673
Depreciation	**2,762**	1,605
Unrealized Foreign Exchange Gain	**1,165**	1,594
Other	**497**	4,366
Gross deferred tax liabilities	**10,662**	48,238
Postretirement benefits	**1,654**	2,018
Inventory reserves	**1,663**	946
Loss carryforwards	**75,639**	75,631
Credit carryforwards	**11,834**	11,669
Nondeductible accruals	**7,762**	6,402
Research expenditures	**14,525**	11,497
Other	**5,611**	1,824
Gross deferred tax assets	**118,688**	109,987
Net deferred tax assets	**108,026**	61,749
Deferred tax asset valuation allowance	**(18,512)**	(19,406)
Total	**$ 89,514**	$ 42,343

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The long-term deferred tax liability of approximately $652,000 is included as a component of "Other long-term obligations" on the Consolidated Balance Sheets.

At the end of each annual reporting period, the Company makes an assessment of the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company assesses that it is more likely than not that its net tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $18.5 million should be provided for certain deferred tax assets. The $0.9 million decrease in the valuation allowance from December 31, 2007 to 2008 is due to an increase in the valuation allowance related to state net operating loss carryforwards of $0.6 million and a decrease in loss carryforwards in certain foreign jurisdictions of $1.5 million. As of December 31, 2008, the $18.5 million valuation allowance includes $8.9 million for state net operating loss and credit carryforwards, $5.5 million in foreign tax credit carryforwards, and $4.1 million related to foreign net operating losses.

The net change in the foreign net operating loss valuation allowance of $(1.5) million resulted from the utilization of $1.5 million of the Company's Tianjin net operating loss and the release of the remaining Tianjin valuation allowance of $4.1 million offset by the establishment of a valuation allowance of $4.1 million related to the Company's Canadian operations. In making these determinations, the Company assessed both positive and negative evidence related to the losses and determined that it is more likely than not that the net operating losses in Tianjin will be utilized while the losses in Canada are expected to expire unutilized.

	2008	**2007**	**2006**
Taxes at the U.S. statutory rate	**35.00%**	35.00%	35.00%
State income taxes, net of federal income tax benefit	**1.20%**	1.67%	2.80%
Non-US income taxed at rates different than the U.S. statutory rate	**(18.38)%**	(16.00)%	(15.60)%
Tax exempt earnings	**0.00%**	(0.00)%	(0.40)%
Benefit of scheduled tax credits	**(1.16)%**	(0.20)%	(1.20)%
Other	**0.12%**	1.28%	0.50%
Tax rate before the benefit of reversal of reserves	**16.78%**	21.75%	21.10%
Benefit of Tax Treaty Change	**(4.63)%**	0.00%	0.00%
Adjustments to Valuation Allowances	**(14.17)%**	0.00%	0.00%
Effective income tax rate	**(2.02)%**	21.75%	21.10%

During 2008, CTS changed its effective tax rate from 21.75% to (2.02%). This tax benefit reflects the reversal of a valuation allowance in China, the implementation of the fifth protocol of the Canada-U.S. tax treaty, a greater portion of earnings coming from lower tax rate jurisdictions, and foreign tax holidays. These tax holidays, unless extended, are scheduled to expire in 2009-2011.

At December 31, 2008, no provision had been made for U.S. federal and state income taxes on approximately $190 million of foreign earnings, which are expected to be permanently reinvested outside of the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes, a possible adjustment for foreign tax credits, state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with the related calculation.

No valuation allowance was recorded in 2008 against the U.S. net deferred tax assets including the U.S. net operating loss carryforward asset of $55 million expiring in 2021-2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2009 through 2017. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax positions recognized in accordance with FAS No. 109, "Accounting for Income Taxes." FIN 48 requires that an enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of benefit to recognize in the financial statements.

The Company or one of its subsidiaries files income tax returns in the United States federal, various state, and foreign jurisdictions. The Company's tax years are subject to examination from 2003-2007 for all U.S. jurisdictions. International tax open years range from 2001-2007 based on the local statutes. U.S. taxing authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards and apply any changes to open tax years.

At the date of adoption, CTS had approximately $4.3 million of unrecognized tax benefits, which, if recognized, would affect the effective tax rate. Of this amount, approximately $3.6 million was reclassified from current tax liabilities to a reduction of the long-term deferred tax asset in accordance with the provisions of FIN 48. The remaining $0.7 million was reclassified from current tax liabilities to long term deferred tax liabilities. Adoption of this interpretation had no other impact on the Company's consolidated financial statements, and the Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or due to statutes lapsing. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in thousands)	2008
Balance at January 1, 2008	**$4,356**
Additions based on tax positions related to the current year	85
Additions for tax positions of prior years	25
Balance at December 31, 2008	**$4,466**

CTS' continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and at the year ending December 31, 2008, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K — Capital Stock

CTS had previously adopted a Rights Plan on August 28, 1998, but this Rights Plan expired August 27, 2008, and has not been renewed or replaced. The Rights Plan was implemented by declaring a dividend, distributable to shareholders of record on September 10, 1998, of one common share purchase right ("Right") for each outstanding share of common stock held at the close of business on that date. Each Right under the Rights Plan initially entitled registered holders of common stock to purchase one one-hundredth of a share of CTS' Series A Junior Participating Preferred Stock for a purchase price of $125, subject to adjustment. The Rights were exercisable only if a person or group (1) acquired or obtained the right to acquire 15% or more of the common stock or (2) announced a tender offer that resulted in any person or group acquiring beneficial ownership of 15% or more of the outstanding common stock. The Rights were redeemable for $0.01 per Right (subject to adjustment) at the option of the Board of Directors. Until a Right was exercised, the holder of the Right, as such, had no rights as a shareholder of CTS.

NOTE L — Treasury Stock

Common stock held in treasury at December 31, 2008, totaled 20,320,759 shares with a cost of $297.0 million, compared to 19,606,459 shares with a cost of $290.0 million, at December 31, 2007.

In November 2005, CTS' Board of Directors authorized a program to repurchase up to one million shares of CTS common stock. The authorization expired June 30, 2007. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. During 2007, CTS repurchased 395,000 shares of common stock at a total cost of $4.9 million before the program expired.

In June 2007, CTS' Board of Directors authorized a program to repurchase up to two million shares of common stock in the open market. The authorization expires on June 30, 2009. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. Since June 2007, CTS has repurchased 2,000,000 shares at a total cost of $22.2 million, which completed this program.

In May 2008, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2008, CTS repurchased 22,500 shares at a total cost of $0.2 million.

NOTE M — Segments

FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires companies to provide certain information about their operating segments. CTS has

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

two reportable segments: 1) Electronics Manufacturing Services ("EMS") and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally for some customers CTS provides full turnkey manufacturing and completion including design, bill-of-material, management, logistics, and repair.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of: automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets; and fabricated piezo-electric materials and substrates used primarily in medical and industrial markets.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before restructuring and restructuring-related charges, interest, and income taxes.

Summarized financial information concerning CTS' reportable segments for the years end December 31, 2008, 2007, and 2006 is shown in the following table:

($ in thousands)	EMS	Components & Sensors	Total
2008			
Net sales to external customers	**$399,294**	**$292,413**	**$691,707**
Segment operating earnings	**12,362**	**24,553**	**36,915**
Total assets	**187,024**	**301,431**	**488,455**
Depreciation and amortization	**7,550**	**16,628**	**24,178**
Capital expenditures	**6,536**	**11,111**	**17,647**
2007			
Net sales to external customers	$405,708	$280,237	$685,945
Segment operating earnings	10,175	24,716	34,891
Total assets	180,785	362,907	543,692
Depreciation and amortization	7,103	15,715	22,818
Capital expenditures	7,730	8,328	16,058
2006			
Net sales to external customers	$385,744	$269,870	$655,614
Segment operating earnings	6,179	30,963	37,142
Total assets	169,623	358,210	527,833
Depreciation and amortization	6,843	18,053	24,896
Capital expenditures	6,057	9,730	15,787

Reconciling information between reportable segments' operating earnings and CTS' consolidated pre-tax income is shown in the following table:

($ in thousands)	Year Ended December 31, 2008	2007	2006
Total segment operating earnings	**$36,915**	$34,891	$37,142
Interest expense	**(3,814)**	(3,100)	(3,654)
Interest income	**1,421**	2,052	934
Other income (expense)	**858**	1,248	568
Restructuring and restructuring-related charges — Components and Sensors	**(4,999)**	(788)	(3,849)
Restructuring and restructuring-related charges — EMS	**(1,086)**	(1,828)	(475)
Earnings before income taxes	**$29,295**	$32,475	$30,666

Financial information relating to CTS' operations by geographic area was as follows:

($ in thousands)	Year Ended December 31, 2008	2007	2006
Net Sales			
United States	**$327,631**	$270,123	$263,097
Singapore	**121,396**	158,092	173,118
United Kingdom	**43,012**	82,162	82,178
China	**98,002**	90,033	77,713
Canada	**47,810**	50,151	40,277
Other non-U.S.	**53,856**	35,384	19,231
Consolidated net sales	**$691,707**	$685,945	$655,614

Sales are attributed to countries based upon the origin of the sale.

($ in thousands)	Year Ended December 31, 2008	2007	2006
Long-Lived Assets			
United States	**$30,340**	$25,916	$24,296
China	**34,999**	34,291	35,560
United Kingdom	**6,331**	11,528	15,637
Singapore	**6,823**	8,439	9,845
Canada	**3,198**	4,570	5,373
Taiwan	**4,957**	3,349	2,065
Other non-U.S.	**4,108**	4,732	3,692
Consolidated long-lived assets	**$90,756**	$92,825	$96,468

The EMS segment revenues from Hewlett-Packard represented $77 million, or 19%, $117 million, or 29%, and $143.2 million, or 37%, of the segment's revenue for the years ended December 31, 2008, 2007, and 2006, respectively.

NOTE N — Contingencies

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations or cash flows of CTS.

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made or the ultimate anticipated costs resulting will not materially affect CTS' consolidated financial position, results of operations, or cash flows of CTS.

NOTE O — Leases

CTS incurred approximately $6.3 million of rent expense in 2008, $6.1 million in 2007, and $5.7 million in 2006. The future minimum lease payments under the Company's operating leases are $7.5 million in 2009, $6.4 million in 2010, $5.1 million in 2011, $3.5 million in 2012, $2.5 million in 2013, and $2.9 million thereafter.

NOTE P — Restructuring Charges

In January 2006, CTS announced its intention to consolidate its Berne, Indiana manufacturing operations into three of its other existing facilities. Automotive product operations at Berne were transferred to CTS' automotive facilities in Matamoros, Mexico and Elkhart, Indiana. Electronic components operations in Berne were moved to CTS' Singapore facility. The Berne facility is currently being marketed for sale. As of December 31, 2006, the Berne consolidation process was substantially completed, with all expected charges recorded.

The following table displays the planned costs associated with the Berne consolidation, as well as a summary of the actual costs incurred through December 31, 2006:

($ in millions) January 2006 Plan	**Planned Costs**	Actual incurred through December 31, 2006
Workforce reduction	**$3.1**	$2.6
Postemployment obligation curtailment net	**0.2**	0.2
Other	**0.1**	0.1
Restructuring charge	**3.4**	2.9
Equipment relocation	**0.3**	0.5
Other employee related costs	**0.3**	0.5
Restructuring-related costs	**0.6**	1.0
Total restructuring and restructuring-related costs	**$4.0**	$3.9

Additionally, during 2006, CTS recorded a pre-tax restructuring charge of $0.4 million, or $0.3 million after-tax and $0.01 per diluted share, when it revised its estimate of the fair value of the remaining net liability of the operating lease for the idle Marlborough facility.

Of the restructuring and restructuring-related costs, $3.9 million relates to the Components and Sensors segment and $0.4 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statement of Earnings and the restructuring-related costs are included in cost of goods sold.

In November 2007, CTS realigned certain manufacturing operations and eliminated approximately 103 net positions during the fourth quarter of 2007. The realignment was intended to create synergies by further enhancing the Company's shared services model to include manufacturing support functions at its locations that serve more than one business. The realignment plans were completed by June 2008.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) November 2007 Plan	Planned Costs	Actual incurred through December 31, 2008
Workforce reduction	**$1.7**	$1.5
Asset Impairments	**0.9**	1.2
Restructuring charge	**2.6**	2.7
Equipment relocation	**0.2**	0.1
Other costs	**0.2**	0.4
Restructuring-related costs	**0.4**	0.5
Total restructuring and restructuring-related costs	**$3.0**	$3.2

Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the realignment for the year ending December 31, 2008:

($ in millions) November 2007 Plan	
Restructuring liability at January 1, 2008	**$ 0.6**
Restructuring charge	**0.3**
Cost paid	**(0.9)**
Restructuring liability at December 31, 2008	**$ 0.0**

In September 2008, CTS initiated certain restructuring actions to transfer and consolidate certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) September 2008 Plan	Planned Costs	Actual incurred through December 31, 2008
Workforce reduction	**$2.4**	$3.9
Asset impairments	**1.1**	1.2
Other charges	**0.2**	0.1
Restructuring charge	**3.7**	5.2
Equipment and employee relocation	**0.2**	0.1
Other costs	**0.5**	0.2
Restructuring-related costs	**0.7**	0.3
Total restructuring and restructuring-related costs	**$4.4**	$5.5

Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2008:

($ in millions) September 2008 Plan	
Restructuring liability at January 1, 2008	**$ 0.0**
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	**4.1**
Cost paid	**(2.4)**
Restructuring liability at December 31, 2008	**$ 1.7**

NOTE Q — Quarterly Financial Data

Quarterly Results of Operations
(Unaudited)

	Net Sales	Gross Margins	Operating Earnings	Net Earnings
2008				
4th quarter	**$162,827**	**$ 29,746**	**$ 3,780**	**$ 5,652**
3rd quarter	**170,034**	**33,350**	**4,885**	**7,611**
2nd quarter	**186,091**	**40,153**	**13,784**	**9,957**
1st quarter	**172,755**	**33,824**	**8,381**	**6,666**
	$691,707	**$137,073**	**$30,830**	**$29,886**
2007				
4th quarter	$178,273	$ 35,617	$ 9,508	$ 7,667
3rd quarter	174,790	33,793	9,917	7,794
2nd quarter	169,624	32,944	7,902	5,905
1st quarter	163,258	30,338	4,948	4,046
	$685,945	$132,692	$32,275	$25,412

CTS CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions: Charged to Expense	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
	(In thousands of dollars)				
Year ended December 31, 2008:					
Allowance for doubtful accounts	$1,304	$ 874	$—	$ (13)	$2,165
Inventory reserve provision	$6,392	$5,144	$—	$(4,755)	$6,781
Year ended December 31, 2007:					
Allowance for doubtful accounts	$2,139	$ 122	$—	$ (957)	$1,304
Inventory reserve provision	$5,428	$3,713	$—	$(2,749)	$6,392
Year ended December 31, 2006:					
Allowance for doubtful accounts	$2,373	$ 883	$—	$(1,117)[1]	$2,139
Inventory reserve provision	$6,187	$3,184	$—	$(3,943)	$5,428

(1) Majority of deductions relates to the write-off of receivables due from Delphi Automotive Systems, which declared Chapter 11 bankruptcy.

EXHIBIT (21)

CTS CORPORATION AND SUBSIDIARIES

As of December 31, 2008

CTS Corporation (Registrant), an Indiana corporation

Subsidiary:	Jurisdiction
CTS Corporation	Delaware
CTS of Panama, Inc.	Republic of Panama
CTS Components Taiwan, Ltd.	Republic of China
CTS Electro de Matamoros, S.A	Republic of Mexico
CTS Japan, Inc.	Japan
CTS International B.V	The Netherlands
CTS Czech Republic S.R.O.	Czech Republic
CTS Singapore Pte., Ltd.	Republic of Singapore
CTS (Tianjin) Electronics Company Ltd.	Peoples' Republic of China
CTS Electronics Dongguan, Ltd.	Peoples' Republic of China
CTS (Zhongshan) Technology Co. Ltd.	People's Republic of China
CTS of Canada Holding Company	Province of Nova Scotia (Canada)
CTS of Canada G.P., Ltd.	Province of Ontario (Canada)
CTS of Canada L.P.	Province of Ontario (Canada)
CTS of Canada Co.	Province of Nova Scotia (Canada)
CTS Corporation U.K., Ltd.	Scotland
CTS Printex, Inc.	California
CTS Electronics Components, Inc.	Delaware
Dynamics Corporation of America	New York
CTS Electronic Components (California), Inc.	California
LTB Investment Corporation	Delaware
CTS Electronics Manufacturing Solutions, Inc.	Delaware
CTS Electronics Manufacturing Solutions (Moorpark), Inc.	California
CTS Electronics Manufacturing Solutions (Santa Clara), Inc.	California
CTS Electronics Manufacturing Solutions (Massachusetts), Inc.	Massachusetts
Technetics, Inc.	California
CTS Electronics Corporation (Thailand), Ltd.	Thailand
CTS Electronics Hong Kong Ltd.	Hong Kong Special Administrative Region of the People's Republic of China
Tusonix, Inc.	Arizona
Tecnologia Mexicana S.A. de C.V.	Republic of Mexico
CTS Europe GmbH	Germany

EXHIBIT (23)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 20, 2009, with respect to the consolidated financial statements, schedule, and internal control over financial reporting (which report does not include internal control over financial reporting over Tusonix, Inc. acquired during 2008) included in the Annual Report of CTS Corporation and Subsidiaries on Form 10-K for the year ended December 31, 2008. We hereby consent to the incorporation by reference of said report in the Registration Statements of CTS Corporation on Forms S-3 (Nos. 333-117826, effective August 19, 2004, 333-88448, effective June 5, 2002, and 333-72146, effective November 9, 2001) and on Form S-8 (No. 333-116287, effective June 8, 2004).

/s/ Grant Thornton LLP

Chicago, Illinois
February 20, 2009

CERTIFICATION

I, Vinod M. Khilnani, certify that:

1. I have reviewed this quarterly report on Form 10-K of CTS Corporation:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2009 By: */s/ Vinod M. Khilnani*

Vinod M. Khilnani
President and Chief Executive Officer

CERTIFICATION

I, Donna L. Belusar, certify that:

1. I have reviewed this quarterly report on Form 10-K of CTS Corporation:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2009 By: */s/ Donna L. Belusar*

Donna L. Belusar
Senior Vice President and Chief Financial Officer

EXHIBIT (32)(a)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of CTS Corporation (the Company) on Form 10-K for the quarter ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2009

By: /s/ *Vinod M. Khilnani*

Vinod M. Khilnani
President and Chief
Executive Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT (32)(b)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of CTS Corporation (the Company) on Form 10-K for the quarter ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2009

By: /s/ *Donna L. Belusar*
Donna L. Belusar
Senior Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

STOCK PERFORMANCE GRAPH
Comparison of Five-Year Cumulative Return

The following graph compares the cumulative total shareholder return on CTS common stock with the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Information Technology Stock for the years 2003 through 2007. The graph assumes that $100 was invested on December 31, 2002 in each of CTS common stock, the S&P 500 Stock Index and the S&P 500 Information Technology Stock Index.



150
125
100
75
50
25
0
Dollars
2003
2004
2005
2006
2007
2008
CTS Corporation
S&P 500 Index
S&P 500 Information Technology Index

Company / Index	Base Period 2003	INDEXED RETURNS Years Ending 2004	2005	2006	2007	2008
CTS Corporation	100	116.66	98.05	140.35	89.65	50.43
S&P 500 Index	100	110.88	116.33	134.70	142.10	89.53
S&P 500 Information Technology Index	100	102.56	103.58	112.29	130.61	74.26

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Shareholder Information

Annual Meeting of Shareholders

The 2009 annual meeting of shareholders is scheduled to be held on Wednesday, May 27, 2009, in Bloomingdale, Illinois. Shareholders of record at the close of business on April 9, 2009, will receive a formal notice of the annual meeting and a proxy statement.

Form 10-K Annual Report

A copy of CTS Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders upon written request to the Secretary of the Company, or by visiting our Web site: www.ctscorp.com

Common Stock Listed (CTS)

New York Stock Exchange

CTS submitted a Section 12 (a) CEO Certification to the New York Stock Exchange in 2008 as required by New York Stock Exchange Corporate Governance Listing Standards. CTS filed the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2008.

Investor Relations

Shareholders and members of the financial community may direct questions or requests to:

Mitchell J. Walorski
Director Planning and Investor Relations
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-523-3800
E-mail:
shareholder.services@ctscorp.com

Transfer Agent and Registrar

National City, now a part of PNC
Locator 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
800-622-6757 Fax 216-257-8508

Corporate Headquarters

CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-523-3800
www.ctscorp.com

2008 Board of Directors

Roger R. Hemminghaus
CTS Chairman of the Board and Retired Chairman and Chief Executive Officer, Ultramar Diamond Shamrock Corporation

Walter S. Catlow
Dean, College of Business, Concordia University, Chicago and Retired President, Ameritech Cellular Service

Lawrence J. Ciancia
Partner, Corporate Development International, Inc.

Thomas G. Cody
Vice Chairman, Macy's, Inc.

Patricia K. Collawn
President and Chief Operating Officer, PNM Resources, Inc.

Gerald H. Frieling, Jr.
President, Frieling and Associates

Michael A. Henning
Retired Deputy Chairman, Ernst & Young LLP

Vinod M. Khilnani
President and Chief Executive Officer, CTS Corporation

Robert A. Profusek
Partner, Jones Day

Officers

Vinod M. Khilnani
President and Chief Executive Officer

Donald R. Schroeder
Executive Vice President and General Manager of CTS Electronic Components

Donna L. Belusar
Senior Vice President and Chief Financial Officer

James L. Cummins
Senior Vice President Administration

Richard G. Cutter III
Vice President, Secretary and General Counsel

Thomas A. Kroll
Vice President and Controller

Matthew W. Long
Treasurer

Bret Robertson
Senior Vice President and General Manager of CTS Electronics Manufacturing Solutions

Mohan S. Mahadevan
Vice President

Dennis P. Thornton
Vice President and General Manager of CTS Automotive Products

2008 Committees of the Board

Compensation Committee

Thomas G. Cody (Chairman)
Walter S. Catlow
Patricia K. Collawn
Michael A. Henning

Nominating and Governance Committee

Lawrence J. Ciancia (Chairman)
Thomas G. Cody
Patricia K. Collawn
Gerald H. Frieling, Jr.

Finance and Strategic Initiatives Committee

Robert A. Profusek (Chairman)
Walter S. Catlow
Gerald H. Frieling, Jr.
Vinod M. Khilnani

Audit Committee

Michael A. Henning (Chairman)
Walter S. Catlow
Lawrence J. Ciancia
Gerald H. Frieling, Jr.

worldwide manufacturing facilities

SENSORS AND ACTUATORS

Elkhart, Indiana
Toronto, Canada
Matamoros, Mexico
Glasgow, Scotland
Ostrava, Czech Republic
Kaohsiung, Taiwan, Republic of China
Zhongshan, People's Republic of China

ELECTRONIC COMPONENTS

Bloomingdale, Illinois
Albuquerque, New Mexico
Tucson, Arizona
Nogales, Mexico
Tianjin, People's Republic of China
Singapore, Republic of Singapore

ELECTROCOMPONENT PRODUCTS

Kaohsiung, Taiwan, Republic of China
Zhongshan, People's Republic of China

ELECTRONICS MANUFACTURING SOLUTIONS

Moorpark, California
San Jose, California
Londonderry, New Hampshire
Glasgow, Scotland
Tianjin, People's Republic of China
Singapore, Republic of Singapore
Bangkok, Ayutthya, Thailand
Matamoros, Mexico

CTS® CORPORATION

905 West Boulevard North
Elkhart, IN 46514
Phone: 574-523-3800
Fax: 574-293-6146
www.ctscorp.com